EXHIBIT 99.2
ATIC International Investment Company LLC
(Incorporated in Abu Dhabi)
(Commercial Registration Number: 1170717)
Mamoura Building A
Muroor Road
Abu Dhabi, United Arab Emirates
12 October 2009

To:	The Holders of Convertible Redeemable Preference Shares of Chartered Semiconductor Manufacturing Ltd.
Dear Sir/Madam
OFFER LETTER FOR THE CONVERTIBLE REDEEMABLE PREFERENCE SHARES OF CHARTERED SEMICONDUCTOR MANUFACTURING LTD.
On 7 September 2009, the respective boards of directors of Chartered Semiconductor Manufacturing Ltd. (the “Company”) and ATIC International Investment Company LLC (the “Acquiror”) jointly announced (the “Joint Announcement”) that the Company and the Acquiror had entered into an implementation agreement dated 7 September 2009 (the “Implementation Agreement”) to effect the proposed acquisition (the “Acquisition”) of all the issued and paid-up ordinary shares in the capital of the Company (the “Company Shares”) by the Acquiror by way of a scheme of arrangement (the “Scheme”) under Section 210 of the Companies Act (Chapter 50 of Singapore) (the “Companies Act”). The Acquiror is a company incorporated in Abu Dhabi and wholly-owned by Advanced Technology Investment Company LLC (“ATIC”). ATIC is a technology investment company wholly-owned by the Government of Abu Dhabi.
In the Joint Announcement, it is stated that an offer will be made by the Acquiror to the holders (the “Preference Share Holders”) of the convertible redeemable preference shares in the capital of the Company (ISIN XS0225408821) (the “CRPS”) to purchase all the CRPS held by the Preference Share Holders at the Preference Share Offer Price (as defined below).
The purpose of this letter (this “CRPS Offer Letter”) is to:
(a)	formally make the offer to acquire all the CRPS in issue from the Preference Share Holders on the terms and conditions set out in this CRPS Offer Letter, including where relevant, the Appendices hereto (the “Preference Share Offer”); and

(b)	solicit consents for voting at the EGM and the Class Meeting in favour of Special Resolution (2) (as defined below) (or consenting to the passing of Special Resolution (2)) as further described below (“Consent Solicitation”).
The Preference Share Offer is made to registered Preference Share Holders, including The Bank of New York Depository (Nominees) Limited (“BNY Mellon”) insofar as it remains a registered Preference Share Holder prior to the expiration of the Offer Period (as defined below).
Beneficial holders of CRPS (“Beneficial Preference Share Holders”), whether holding interests in CRPS through Euroclear Bank S.A./N.V. or Clearstream Banking, societe anonyme (collectively, the “Clearing Systems”) or otherwise, who wish to instruct BNY Mellon to (i) accept the Preference

Share Offer on their behalf in respect of their CRPS and/or (ii) vote in favour of and consent in relation to Special Resolution (2), should note and follow the procedures for giving such instructions to BNY Mellon as set out in Appendix B.
Unless otherwise defined, terms used in this CRPS Offer Letter shall have the same meanings as defined in the scheme document dated 9 October 2009 (the “Scheme Document”) issued by the Company in connection with the Scheme and enclosed with this CRPS Offer Letter. The Company’s letter dated 12 October 2009 to the Preference Share Holders in relation to the Preference Share Offer (the “Company’s Letter”) is also attached to this CRPS Offer Letter as Appendix A. Any reference to a time of day or date in this CRPS Offer Letter is a reference to Singapore time and date, unless otherwise stated. Please read carefully and in their entirety this CRPS Offer Letter, the Company’s Letter and the Scheme Document (including the advice of the IFA to the Independent Directors, and the recommendation of the Independent Directors, on the Scheme and the Preference Share Offer).
The Acquiror has appointed The Bank of New York Mellon (the “Tender Agent”) as tender agent in connection with the Preference Share Offer and Consent Solicitation. In addition to this CRPS Offer Letter, a summary advertisement regarding the Preference Share Offer has been or will be published by the Acquiror in the United States edition of the daily newspaper The Wall Street Journal.
For the avoidance of doubt, the Preference Share Offer does not extend to the original principal amount of US$38,919,000 6.00 per cent. amortizing bonds due 2010 (the “Amortizing Bonds”) issued by the Company together with its issue of the CRPS. Accordingly, any Preference Share Holder who holds any of its CRPS as a component of a unit comprising a CRPS and an Amortizing Bond, should note the necessary arrangements for the separation of such CRPS from the Amortizing Bond before accepting the Preference Share Offer in respect of its CRPS.
If you are in any doubt as to any of the matters (including applicable tax consequences) referred to in this CRPS Offer Letter and the Scheme Document or the actions you should take, you should consult your stockbroker, bank manager, solicitor, accountant, tax adviser or other professional adviser immediately.
THE PREFERENCE SHARE OFFER WILL COMMENCE ON 12 OCTOBER 2009 AND WILL EXPIRE AT 5.30 P.M. (SINGAPORE TIME) ON THE EFFECTIVE DATE (AS DEFINED BELOW), UNLESS EXTENDED AS PROVIDED IN THIS CRPS OFFER LETTER. THE CONSENT SOLICITATION WILL COMMENCE ON 12 OCTOBER 2009 AND WILL EXPIRE AT 11.00 A.M. (SINGAPORE TIME) ON 2 NOVEMBER 2009. THE RELEVANT CLEARING SYSTEMS MAY SET AND INFORM BENEFICIAL PREFERENCE SHARE HOLDERS OF AN EARLIER DEADLINE BEFORE WHICH THEY SHOULD SUBMIT THEIR ELECTRONIC INSTRUCTIONS (AS DEFINED BELOW) TO THE RELEVANT CLEARING SYSTEMS.
Please note that the Preference Share Offer is conditional upon the Scheme becoming effective. The Scheme is conditional on the Scheme Conditions set out in the enclosed Scheme Document being satisfied (or waived, where applicable).
The effective date is the date on which the Scheme, if approved, becomes effective in accordance with its terms (the “Effective Date”). For the avoidance of doubt, whilst the Preference Share Offer is conditional upon the Scheme becoming effective (and the Scheme is conditional on the Scheme Conditions set out in the Scheme Document being satisfied (or waived, where applicable)), neither the Scheme nor the Preference Share Offer is conditional upon a minimum number of acceptances being received in relation to the Preference Share Offer. The Scheme, the Preference Share Offer and the Consent Solicitation are separate and mutually exclusive. The Preference Share Offer and the Consent Solicitation do not form part of the Scheme, and vice versa. Without prejudice to the foregoing, if a Preference Share Holder converts the CRPS held by it into new Company Shares, it may not accept the Preference Share Offer or participate in the Consent Solicitation in respect of such CRPS. Conversely, if a Preference Share Holder wishes to accept the Preference Share Offer or participate in the Consent Solicitation in respect of the CRPS held by it, it may not convert those CRPS into new Company Shares.

WHEN CONSIDERING WHETHER TO INSTRUCT BNY MELLON TO TENDER ITS RELEVANT CRPS IN ACCEPTANCE OF THE PREFERENCE SHARE OFFER OR TO VOTE IN FAVOUR OF, AND CONSENT IN RELATION TO, ITS RELEVANT CRPS PURSUANT TO THE CONSENT SOLICITATION, A BENEFICIAL PREFERENCE SHARE HOLDER SHOULD TAKE INTO ACCOUNT THAT RESTRICTIONS ON THE TRANSFER OF CRPS BY SUCH BENEFICIAL PREFERENCE SHARE HOLDER WILL APPLY FROM THE TIME OF SUCH INSTRUCTION. A BENEFICIAL PREFERENCE SHARE HOLDER SHALL, ON INSTRUCTING BNY MELLON TO TENDER ITS RELEVANT CRPS IN ACCEPTANCE OF THE PREFERENCE SHARE OFFER OR TO VOTE IN FAVOUR OF, AND CONSENT IN RELATION TO, ITS RELEVANT CRPS PURSUANT TO THE CONSENT SOLICITATION, BE DEEMED TO AGREE THAT SUCH CRPS WILL BE BLOCKED IN THE RELEVANT ACCOUNT IN THE RELEVANT CLEARING SYSTEM FROM THE DATE THE RELEVANT INSTRUCTION IS MADE TO BNY MELLON UNTIL THE EARLIER OF (A) (IN THE CASE OF THE PREFERENCE SHARE OFFER) THE TIME OF SETTLEMENT ON THE SETTLEMENT DATE (AS DEFINED BELOW) AND (IN THE CASE OF THE CONSENT SOLICITATION) AFTER THE EGM AND THE CLASS MEETING ON 4 NOVEMBER 2009 OR SUCH DATE ON WHICH SUCH EGM OR THE CLASS MEETING MAY BE ADJOURNED AND (B) THE DATE OF ANY TERMINATION OR LAPSING OF THE PREFERENCE SHARE OFFER.
All acceptances of the Preference Share Offer and instructions to vote in favour of and consent in relation to Special Resolution (2) pursuant to the Consent Solicitation will be irrevocable and you will therefore not be entitled to withdraw your acceptance and/or instruction to vote and consent, as the case may be.

1.	The Preference Share Offer
The Acquiror hereby offers to acquire all the CRPS in issue[1] as at any time prior to the end of the Offer Period on the terms and subject to the conditions set out in this CRPS Offer Letter and on the following bases:
1.1	Offer Period

The Preference Share Offer will be open for acceptance by Preference Share Holders at any time from the date of this CRPS Offer Letter until 5.30 p.m. (Singapore time) on the Effective Date, or such later date(s) as may be announced from time to time by and on behalf of the Acquiror by press release or other public announcement prior to the Effective Date (the “Offer Period”). The Effective Date, which the Company currently expects to fall on 10 December 2009 as indicated in the Scheme Document, is not currently known but the Acquiror will give notice of the Effective Date as soon as possible once it has been determined.

Preference Share Holders may choose to accept the Preference Share Offer in respect of all or part of their holdings of interests in CRPS. The Preference Share Offer Price defined in paragraph 1.2 shall be applicable to any number of CRPS held. To accept the Preference Share Offer, please review the actions to be taken and procedures to be followed as set forth in paragraph 7 and Appendix B, respectively.
1.2	Consideration

The consideration payable for each CRPS (the “Preference Share Offer Price”) will be an amount in United States Dollars equal to the Early Redemption Price (as defined below) determined by reference to the Effective Date, provided that if any dividend or distribution with respect to the CRPS is declared on or after the Announcement Date (as defined below), and such dividend or distribution is paid or made to Preference Share Holders of record as at any date prior to the Effective Date, the Preference Share Offer Price shall be reduced by the amount of such dividend or distribution. Once the Effective Date has been determined, the Acquiror will give notice of the Effective Date and of the actual Preference Share Offer Price payable as soon as possible.

[1]	As at the Latest Practicable Date (as defined below), there are 28,350 CRPS in issue.

The “Early Redemption Price” shall, as of any date of determination, be determined as follows:

Early Redemption Price = Allocated Value x (US$10,000 / Allocated Value) Elapsed Days / 1800 where:
(a)	“Allocated Value” is equal to US$8,443.24; and

(b)	“Elapsed Days” means the number of days elapsed since the date on which the CRPS were first allotted and issued to the Effective Date (computed on the basis of a 360-day year of 12 30-day months). Based on the information available to the Acquiror, the date on which the CRPS were first allotted and issued was 17 August 2005.
For illustration purposes only, if the Effective Date falls on 10 December 2009, the Preference Share Offer Price will be US$9,770.47.

The Preference Share Offer Price will remain the same regardless of whether acceptances are tendered on or prior to the Effective Date or, if the Offer Period is extended beyond the Effective Date, thereafter.
1.3	Settlement and Payment

The date of settlement of the Preference Share Offer in respect of valid acceptances of the Preference Share Offer which are complete in all respects and in accordance with the instructions given herein or as otherwise waived by the Acquiror and are received on or before the expiration of the Offer Period shall be not later than ten (10) days after: (a) the Effective Date, in respect of acceptances received on or before the Effective Date; or (b) the date of receipt by the Acquiror, in respect of acceptances received after the Effective Date (if the Offer Period is extended beyond the Effective Date) (each, a “Settlement Date”). Please refer to Appendix B for further settlement details. The Acquiror will give notice of the exact Settlement Date(s) once the same has been determined after the Effective Date, from time to time.
1.4	Free from Encumbrances

The CRPS will be acquired fully paid and free from all charges, mortgages, liens, hypothecations, judgments, encumbrances, easements, rights of pre-emption, securities, title retentions, preferential rights, preferential arrangements, trust arrangements or all other security interests or all other agreements or arrangements having a commercial effect analogous to the conferring of security or a similar right in favour of any person (“Encumbrances”), and together with all rights, benefits and entitlements attached thereto as at 7 September 2009 (the “Announcement Date”), being the date of the Joint Announcement, and thereafter attaching thereto, including the right to receive and retain all dividends, rights and other distributions, if any, which may be announced, declared, paid or made thereon by the Company on or after the Announcement Date.
1.5	Conditions

The Preference Share Offer is conditional on the Scheme becoming effective. The Scheme is conditional on the Scheme Conditions set out in the enclosed Scheme Document being satisfied (or waived, where applicable).

The Preference Share Offer is not conditional upon a minimum number of acceptances of the Preference Share Offer being received.
1.6	Deemed Consent

In connection with the Preference Share Offer, the Company is also seeking to pass a special resolution (“Special Resolution (2)”) to amend Article 4A of the Articles in the manner as set out in the Company’s Notice of the EGM dated 9 October 2009 (together with the accompanying Proxy Statement) (the “Notice of EGM”) and in the Company’s Notice of the Class Meeting For Holders of Convertible Redeemable Preference Shares dated 9 October 2009 (together with the accompanying Proxy Statement) (the “Notice of Class Meeting”), copies of which are attached to this CRPS Offer Letter as Appendix C.

If you are a registered Preference Share Holder, your acceptance of the Preference Share Offer will be deemed (in respect of the CRPS you have tendered in acceptance of the Preference Share Offer) to be:
(a)	your consent to pass Special Resolution (2) to amend Article 4A of the Articles in the manner set out in Appendix C;

(b)	if you have accepted the Preference Share Offer prior to the EGM and the Class Meeting, your undertaking to vote in favour of Special Resolution (2) at the EGM and the Class Meeting and any adjournment thereof; and

(c)	your consent in writing pursuant to Article 4A.21(3) of the Articles to approve Special Resolution (2) to amend Article 4A of the Articles in the manner set out in Appendix C, which resolution, if consented to in writing by holders of at least three-fourths of the CRPS obtained within two (2) months of the Class Meeting, shall be as valid and effectual as a special resolution carried at the Class Meeting.
If you are a Beneficial Preference Share Holder, your instruction to BNY Mellon to accept the Preference Share Offer in respect of your interests in CRPS on your behalf will be deemed (in respect of the CRPS for which you have instructed BNY Mellon to accept the Preference Share Offer) to be:
(i)	your consent to pass Special Resolution (2) to amend Article 4A of the Articles in the manner set out in Appendix C;

(ii)	if you have instructed BNY Mellon to accept the Preference Share Offer on your behalf prior to the EGM and the Class Meeting, your irrevocable instruction to BNY Mellon to vote in favour of Special Resolution (2) at the EGM and the Class Meeting and any adjournment thereof; and

(iii)	your irrevocable instruction to BNY Mellon to consent in writing pursuant to Article 4A.21(3) of the Articles to approve Special Resolution (2) to amend Article 4A of the Articles in the manner set out in Appendix C, which resolution, if consented to in writing by holders of at least three-fourths of the CRPS obtained within two (2) months of the Class Meeting, shall be as valid and effectual as a special resolution carried at the Class Meeting.
Preference Share Holders may choose to accept the Preference Share Offer in respect of all or part of their holdings of interests in CRPS. Beneficial Preference Share Holders may choose to instruct BNY Mellon to accept the Preference Share Offer in respect of all or part of their holdings of interests in CRPS.

All acceptances of the Preference Share Offer and instructions to accept the Preference Share Offer will be irrevocable and you will therefore not be entitled to withdraw your acceptance and/or instruction, as the case may be.

The Notice of EGM and the Notice of Class Meeting have been despatched to the Shareholders and the Preference Share Holders at or about the same time as the date of despatch of the Scheme Document. You should consider and read the information in the the Notice of EGM and the Notice of Class Meeting carefully before making any decision on the Preference Share Offer.

Preference Share Holders and Beneficial Preference Share Holders who wish to vote in favour of, and consent in relation to, Special Resolution (2) but who do not wish to participate in the Preference Share Offer should refer to paragraph 8.
1.7	Regulatory Approvals

An application was made to the Securities Industry Council (“SIC”) to seek clarification regarding the extent to which the provisions of the Code applied to the Preference Share Offer. The SIC ruled on 4 September 2009, inter alia, that the Preference Share Offer is exempted from compliance with the following provisions of the Code:
(a)	Rule 20.1 on keeping the Preference Share Offer open for 14 days after it is revised;

(b)	Rule 22 on the offer timetable;

(c)	Rule 28 on acceptances; and

(d)	Rule 29 on the right of acceptors to withdraw their acceptances.
1.8	Acceptances and Withdrawal Rights

Preference Share Holders may choose to accept the Preference Share Offer or participate in the Consent Solicitation in respect of all or part of their holdings of interests in CRPS. Each Preference Share Holder who accepts the Preference Share Offer will receive the Preference Share Offer Price for each CRPS tendered in acceptance of the Preference Share Offer.

Beneficial Preference Share Holders may choose to instruct BNY Mellon to accept the Preference Share Offer or participate in the Consent Solicitation in respect of all or part of their holdings of interests in CRPS on their behalf. Each Beneficial Preference Share Holder who instructs BNY Mellon to accept the Preference Share Offer on its behalf will receive the Preference Share Offer Price for each CRPS tendered in acceptance of the Preference Share Offer.

All acceptances of and instructions to accept the Preference Share Offer and instructions to vote in favour of and consent in relation to Special Resolution (2) pursuant to the Consent Solicitation will be irrevocable and you will therefore not be entitled to withdraw your acceptance, instruction to accept or instructions to vote and consent, as the case may be.
1.9	Choices

In respect of the Preference Share Offer, you may:
(a)	accept the Preference Share Offer in respect of all or some of the CRPS held by you by following the detailed procedures for acceptance set out in Appendix B;

(b)	subject to the terms of the CRPS, convert your CRPS into new Company Shares and (if desired) vote at the Court Meeting and/or the EGM in respect of the new Company Shares issued pursuant to such conversion (provided that such new Company Shares are issued prior to such meetings); or

(c)	do nothing.
In the event you do nothing, completion of the Acquisition will constitute a “Fundamental Change” pursuant to Article 4A.8 of the Articles, thereby giving you the right to require the Company to redeem out of funds legally available for such redemption, any or all of the CRPS held by you at the Early Redemption Price subject to and in accordance with the terms of the Articles. However, such a redemption right is subject to the Company being legally able to redeem the CRPS — the Early Redemption Price can either be paid out of (i) distributable profits (which the Company does not currently have), (ii) capital, which would require the directors of the Company to sign a solvency statement, or (iii) proceeds from a fresh issue of Company Shares. In addition, there is no corresponding compulsory acquisition right for the Company in the Articles. Furthermore, for Beneficial Preference Share Holders holding interests in CRPS through BNY Mellon as the registered Preference Share Holder, if BNY Mellon accepts or was previously instructed by a Beneficial Preference Share Holder to accept the Preference Share Offer in respect of any portion of the CRPS held by BNY Mellon for and on behalf of such Beneficial Preference Share Holder, such acceptance would render BNY Mellon unable to exercise its right under Section 215(3) of the Companies Act in respect of the remaining portion of the CRPS held by BNY Mellon for and on behalf of the other Beneficial Preference Share Holders.

Please note that the Acquiror intends to delist the CRPS from the SGX-ST. Upon the Scheme becoming effective and binding, the Company will become a wholly-owned subsidiary of the Acquiror, and subject to the (A) approval of the SGX-ST, the Company will be delisted from the Official List of the SGX-ST and (B) filing of a notification with the SEC and prior written notification to Nasdaq, the Company’s American Depositary Shares will be delisted from Nasdaq.

In the event that you convert your CRPS into new Company Shares after the delisting of the Company from the Official List of the SGX-ST and Nasdaq (which is expected to occur upon the Scheme becoming effective and binding or the Preference Share Offer closing with the appropriate level of acceptances so as to allow the Acquiror to exercise its right of compulsory acquisition), you are likely to find it difficult to sell your newly converted Company Shares.

Further, the Company shall, if Special Resolution (2) is passed at the EGM and the Class Meeting (or otherwise with the consent in writing from the Preference Share Holders of at least three-fourths of the CRPS obtained within two (2) months of the Class Meeting), have the right, but not the obligation, in its sole discretion and without the consent of the relevant Preference Share Holder, to satisfy its obligation to issue Company Shares upon the exercise of such Preference Share Holder’s conversion right, by redeeming such CRPS for the Redemption Amount of US$10,000 for each CRPS on a date to be fixed by the Company (such date to be a date within the period specified in Special Resolution (2)).

In addition, the Company is also seeking to pass another special resolution (“Special Resolution (1)”) which if passed, will provide inter alia that:

“Where the Acquisition is to be effected by way of a Scheme, subject to and upon the Scheme becoming effective and binding in accordance with its terms, if any new Company Shares are issued to any New Member after:
(i)	the Voting Record Time and on or prior to the Effective Date; or

(ii)	the Effective Date; or
where the Acquisition is to be effected by way of an Offer, subject to and upon the completion of the Compulsory Acquisition, if any new Company Shares are issued to any New Member after:
(1)	the Offer Cut-Off Date and on or prior to the Compulsory Acquisition Completion Date; or

(2)	the Compulsory Acquisition Completion Date,
each such New Member shall be required to transfer to the Acquiror (or as the Acquiror may direct in writing to the Company), and the Acquiror shall be required to acquire from any such New Member, all and not some only of such new Company Shares on the relevant Transfer Date, free from all Encumbrances and with all rights attached to such new Company Shares on the relevant Transfer Date and thereafter attaching thereto, in consideration of a sum equal to the Transfer Consideration.”

Special Resolution (1) if passed will take effect on and from the later of:
(1)	the date of passing of Special Resolution (1); and
(2)	(a)	where the Acquisition is to be effected by way of a Scheme, the Effective Date; or

	(b)	where the Acquisition is to be effected by way of an Offer, the Compulsory Acquisition Completion Date.
Please note that Preference Share Holders are not entitled to vote on Special Resolution (1) as described above.
1.10	Compulsory Acquisition

In the event that the Acquiror acquires 90 per cent. or more of the total number of CRPS (other than those already held by the Acquiror, its related corporations and their respective nominees as at the date of this CRPS Offer Letter) pursuant to the Preference Share Offer, the Acquiror will be entitled to exercise the right of compulsory acquisition under Section 215(1) of the Companies Act at the Preference Share Offer Price.

The Acquiror intends to exercise its right of compulsory acquisition of any CRPS not held by the Acquiror, its related corporations and their respective nominees in such an event.

In addition, Preference Share Holders who do not accept the Preference Share Offer would have a corresponding right, under and subject to Section 215(3) of the Companies Act, to require the Acquiror to acquire their CRPS at the Preference Share Offer Price by serving notice requiring the Acquiror to do so, in the event that the CRPS acquired by the Acquiror pursuant to the Preference Share Offer, together with any other CRPS held by the Acquiror, its related corporations and their respective nominees, comprise 90 per cent. or more of the total number of CRPS.

In relation to Section 215(3) of the Companies Act, please note that the right conferred thereunder will not be available to a Preference Share Holder so long as it has accepted the Preference Share Offer in respect of at least one (1) CRPS held by it. For the avoidance of doubt, if interests in CRPS are held by a Preference Share Holder for and on behalf of several beneficial owners, the acceptance by the Preference Share Holder in respect of a portion of the interests in CRPS held by it for and on behalf of some beneficial owners will render the Preference Share Holder unable to exercise its right under Section 215(3) of the Companies Act (as described above) in respect of the remaining portion of the CRPS held by it for and on behalf of other beneficial owners.

Notwithstanding any provision to the contrary in this CRPS Offer Letter and in order that the Acquiror preserves the right inter alia, to exercise its right of compulsory acquisition under Section 215(1) of the Companies Act, (a) each Preference Share Holder who has accepted the Preference Share Offer shall, in connection with and as an integral part of the Preference Share Offer, transfer to the Acquiror (or as it may direct) the relevant CRPS tendered in acceptance of the Preference Share Offer, and (b) each Beneficial Preference Share Holder who has instructed BNY Mellon to accept the Preference Share Offer on its behalf shall, in connection with and as an integral part of its acceptance of the Preference Share Offer, further instruct BNY Mellon to transfer to the Acquiror (or as it may direct) the relevant CRPS registered in the name of BNY Mellon that represent the corresponding number of interests in CRPS of such Beneficial Preference Share Holder to which they relate tendered in acceptance of the Preference Share Offer on its behalf.

Preference Share Holders and Beneficial Preference Share Holders who have not accepted the Preference Share Offer and who wish to exercise their rights (if any) under Section 215(3) of the Companies Act are advised to seek their own independent professional advice.

1.11	Additional Information from the Company

You should also take into consideration any additional information about the Preference Share Offer provided by the Company in the Company’s Letter.

2.	Further information on the Acquiror and ATIC
2.1	Information on the Acquiror

The Acquiror is a special purpose vehicle incorporated in Abu Dhabi on 2 September 2009 for the purpose of the Acquisition. The Acquiror is a wholly-owned subsidiary of ATIC.

As at the date of this CRPS Offer Letter, the directors of the Acquiror are Ibrahim Ajami and Samak Azar.

As at the date of this CRPS Offer Letter, the Acquiror has a paid-up capital of 150,000 United Arab Emirates Dirhams divided into 150 shares of 1,000 United Arab Emirates Dirhams each.
2.2	Information on ATIC

ATIC was established in Abu Dhabi on 28 September 2008. A technology investment company wholly-owned by the Government of Abu Dhabi, ATIC is focused on making significant investments in the advanced technology sector, both in Abu Dhabi and internationally. ATIC’s mandate is to generate returns that deliver long-term economic and social benefits to Abu Dhabi.

3.	Rationale and Benefits of the Preference Share Offer and Future Plans for the Group
3.1	Rationale and Benefits of the Preference Share Offer

ATIC has made a significant investment in the outsourced semiconductor manufacturing, commonly referred to as “foundry”, industry with the creation of GlobalFoundries, Inc. (“GLOBALFOUNDRIES”). GLOBALFOUNDRIES offers its customers leading edge foundry services from its facility in Dresden, Germany and is currently developing a new facility in New York, the United States. The Acquisition and the Preference Share Offer would allow ATIC to build on the complementary platforms of the Company and GLOBALFOUNDRIES, utilising the Company’s customer relationships and capabilities in both 8-inch and 12-inch fabrication, and GLOBALFOUNDRIES’ advanced technology expertise, capacity profile and global footprint, and capitalise on the continued growth in the global semiconductor foundry industry.
3.2	Future Plans for the Group

Following the completion of the Acquisition and the Preference Share Offer, ATIC will work with the management teams of the Company and GLOBALFOUNDRIES to integrate the operations and management of the Company and GLOBALFOUNDRIES to achieve operational and financial synergies.

The Company, together with ATIC, is seeking waivers from certain of the Company’s lenders of (a) change of control clauses, to enable certain loan facilities to remain available to the Company following completion of the Acquisition and (b) certain other covenants, to facilitate the operational combination of the Company and GLOBALFOUNDRIES. The waivers are conditional on completion of the Acquisition.

Certain senior employees of GLOBALFOUNDRIES currently participate in GLOBALFOUNDRIES’ Long Term Incentive Plan pursuant to which they are eligible to receive annual cash settled awards if, depending on the type of award, certain performance criteria are met or there is an increase in the share price of GLOBALFOUNDRIES. Following the completion of the Acquisition and the Preference Share Offer, it is envisaged that certain senior executives of the Company will be eligible to participate in GLOBALFOUNDRIES’ Long Term Incentive Plan.

Save as set out above, ATIC has no current intention of (i) making changes to the existing businesses of the Company; (ii) redeploying fixed assets of the Company; or (iii) discontinuing the employment of the existing employees of the Company or its subsidiaries. However, the Acquiror Directors retain the flexibility at any time to consider any options or opportunities in relation to the Group which may present themselves and which they may regard to be in the interest of the Acquiror.

4.	Confirmation of Financial Resources
Credit Suisse (Singapore) Limited, in its capacity as financial adviser to the Acquiror and ATIC in connection with the Acquisition and the Scheme, confirms that sufficient financial resources are available to the Acquiror to satisfy full acceptance of the Preference Share Offer.

5.	Disclosures
5.1	Preference Shareholdings

As at 1 October 2009, being the latest practicable date prior to the despatch of this CRPS Offer Letter (the “Latest Practicable Date”), or as at 29 September 2009 (being two (2) Business Days prior to the Latest Practicable Date) in relation to Credit Suisse (Singapore) Limited and such entities and branches within the Credit Suisse Group AG presumed to be acting in concert with the Acquiror (the “CS Entities”), none of the Acquiror, ATIC, their respective directors or any of the parties acting in concert with them owns, controls or has agreed to acquire any CRPS or securities which are convertible into CRPS, or rights to subscribe for or options in respect of CRPS or such securities.

As at the Latest Practicable Date, none of the Acquiror, ATIC, their respective directors or any of the parties acting in concert with them has received any irrevocable undertaking from the Preference Share Holders to accept the Preference Share Offer.
5.2	Dealings in CRPS

As at the Latest Practicable Date or as at 29 September 2009 (being two (2) Business Days prior to the Latest Practicable Date) in relation to the CS Entities, none of the Acquiror, ATIC, their respective directors or any of the parties acting in concert with them, has dealt for value in the CRPS during the period commencing three (3) months prior to the Announcement Date and ending on the Latest Practicable Date.
5.3	Further Disclosures

Further disclosures by the Acquiror and ATIC are found in Appendix 3 to the Scheme Document.

6.	Overseas Preference Share Holders
6.1	Overseas Preference Share Holders

The availability of the Preference Share Offer to Beneficial Preference Share Holders whose addresses are outside of Singapore and the United States and to Preference Share Holders whose addresses are outside of Singapore and the United States as shown on the Company’s register of preference shareholders (collectively, the “Overseas Preference

Share Holders”) may be affected by the laws of the relevant overseas jurisdictions. Accordingly, Overseas Preference Share Holders should keep themselves informed of and observe any applicable legal requirements. This CRPS Offer Letter will be sent to all Preference Share Holders unless, due to restrictions or potential restrictions on sending such documents into the relevant overseas jurisdictions, the Acquiror in its absolute discretion decides not to send this CRPS Offer Letter to any Preference Share Holder in such jurisdictions. For the avoidance of doubt, the Preference Share Offer is open to all Preference Share Holders and applies to all the CRPS, including those to whom this CRPS Offer Letter may not be and will not be sent.
6.2	Foreign Jurisdiction

It is the responsibility of any Overseas Preference Share Holder who wishes to (i) request this CRPS Offer Letter and/or any related documents or (ii) accept or participate in the Preference Share Offer or the Consent Solicitation, to satisfy itself/himself as to the full observance of the laws of the relevant jurisdiction in that connection, including the obtaining of any governmental or other consent which may be required, and compliance with all necessary formalities or legal requirements and the payment of any taxes, imposts, duties or other requisite payments due in such jurisdiction.

Copies of this CRPS Offer Letter and any other formal documentation relating to the Preference Share Offer are not being, and must not be, directly or indirectly, mailed or otherwise forwarded, distributed or sent in or into or from any jurisdiction where the making of or the acceptance of the Preference Share Offer would violate the law of that jurisdiction (“Restricted Jurisdiction”) and will not be capable of acceptance by any such use, instrumentality or facility within any Restricted Jurisdiction and persons receiving such documents (including custodians, nominees and trustees) must not mail or otherwise forward, distribute or send them in or into or from any Restricted Jurisdiction.

In requesting this CRPS Offer Letter and/or any related documents, the Overseas Preference Share Holder is deemed to represent and warrant to the Company, the Tender Agent and the Acquiror that it is in full observance of the laws of the relevant jurisdiction in that connection, and that it is in full compliance with all necessary formalities or legal requirements. This CRPS Offer Letter and/or any related documents will be released on this basis.

Any Overseas Preference Share Holder who is in any doubt about its position should consult its professional adviser in the relevant jurisdiction. In accepting or participating in the Preference Share Offer or Consent Solicitation, the Overseas Preference Share Holder represents and warrants to the Company and the Acquiror that it is in full observance of the laws of the relevant jurisdiction in that connection, and that it is in full compliance with all necessary formalities or legal requirements.
6.3	Notice

The Acquiror reserves the right to notify of any matter, including the fact that the Preference Share Offer or Consent Solicitation has been proposed, to any or all Preference Share Holders and/or Beneficial Preference Share Holders by (i) an announcement to the SGX-ST or paid advertisement in a daily newspaper published and circulated in Singapore and/or (ii) a press release in the United States or paid advertisement in the United States edition of the daily newspaper The Wall Street Journal, in which case such notice shall be deemed to have been sufficiently given notwithstanding any failure by any Preference Share Holder and/or Beneficial Preference Share Holders to receive or see such announcement or advertisement.

7.	Action to be Taken by Preference Share Holders in respect of the Preference Share Offer
The Preference Share Offer is made to Preference Share Holders who have CRPS registered against their names as at any time prior to the expiration of the Offer Period.

If you are a Beneficial Preference Share Holder and wish to instruct BNY Mellon to accept the Preference Share Offer in respect of your interests in CRPS on your behalf, you should follow the procedures set out in Appendix B.

Preference Share Holders may choose to accept the Preference Share Offer at any time on or before 5.30 p.m. (Singapore time) on the last day of the Offer Period. However, the Preference Share Offer is conditional upon the Scheme becoming effective. The Scheme is conditional on the Scheme Conditions set out in the enclosed Scheme Document being satisfied (or waived, where applicable).

To accept the Preference Share Offer, you should follow the detailed procedures for acceptance set out in Appendix B for your information. You should also refer to the information as set out in paragraph 1.9.

For the avoidance of doubt, the Preference Share Offer does not extend to the Amortizing Bonds issued by the Company together with its issue of the CRPS. Accordingly, to the extent that any CRPS held by you is a component of a unit comprising a CRPS and an Amortizing Bond, you should note the necessary arrangements for the separation of such CRPS from the Amortizing Bond before accepting the Preference Share Offer in respect of your CRPS.

8.	Action to be Taken by Preference Share Holders in respect of the Consent Solicitation
Regardless of whether you will be accepting the Preference Share Offer (if you are a registered Preference Share Holder) or if you will be submitting an Electronic Instruction to BNY Mellon to accept the Preference Share Offer in respect of your interests in CRPS on your behalf (if you are a Beneficial Preference Share Holder), your consent is hereby solicited to vote in favour of Special Resolution (2) at the EGM and the Class Meeting (and any adjournment thereof) as set out in the Notice of the EGM and the Notice of Class Meeting respectively and to consent in relation to the passing of Special Resolution (2). For Beneficial Preference Share Holders who wish to vote in favour of Special Resolution (2) at the EGM and the Class Meeting (and any adjournment thereof) and to consent in relation to the passing of Special Resolution (2), please refer to the procedures for giving instructions to BNY Mellon to vote and consent on your behalf as set out in Appendix B.

A Beneficial Preference Share Holder who has instructed BNY Mellon to accept the Preference Share Offer in respect of its interests in CRPS shall be deemed to have given its consent in relation to the passing of Special Resolution (2) as described in paragraph 1.6 and may not instruct BNY Mellon in respect of the same holding of interests in CRPS to vote and consent in relation to the Consent Solicitation.

Notwithstanding that Special Resolution (2) may have been duly passed at the EGM and the Class Meeting, Special Resolution (2) shall not become effective if the Scheme does not become effective for whatever reason.

9.	General
9.1	Valid Acceptances

All questions as to the validity, form and eligibility (including time of receipt) of any FAT (as defined in Appendix B) or Electronic Instruction or as to the revocation of any Electronic Instruction will be determined by the Acquiror, in its sole discretion, and such determination will be final and binding.

The Acquiror reserves the absolute right to reject any and all FATs, Electronic Instructions or revocation instructions not in proper form or in respect of which, in the opinion of the Acquiror’s legal advisers, the acceptance by the Acquiror may be unlawful. The Acquiror also reserves the absolute right to waive any defects, irregularities or delay in the submission of any and all FATs, Electronic Instructions or revocation instructions. Further, the Acquiror reserves the absolute right to waive any such defect, irregularity or delay in respect of a particular FAT or Electronic Instruction, whether or not the Acquiror elects to waive similar defects, irregularities or any delay in respect of other FATs or Electronic Instructions.

Any defect, irregularity or delay must be cured within such time as the Acquiror determines, unless waived by it. FATs and/or Electronic Instructions will be deemed not to have been made until such defects, irregularities or delays have been cured or waived. Neither the Acquiror nor the Tender Agent shall be under any duty to give notice to a Preference Share Holder and/or a Beneficial Preference Share Holder of any defects, irregularities or delays in any FAT, Electronic Instruction or revocation instructions nor shall any of them incur any liability for failure to give such notice.

The Acquiror and the Tender Agent each reserves the right to treat FAT and Electronic Instructions in respect of the Preference Share Offer and/or the Consent Solicitation as valid if received by or on behalf of either of them at any place or places determined by them otherwise than as stated herein, or if made otherwise than in accordance with the provisions herein.
9.2	Announcements/Notices

In this CRPS Offer Letter, references to the giving of notice by the Acquiror (including the making of any announcement, paid advertisement or press release) include the giving of such notice by the Tender Agent or advertising agents for and on behalf of the Acquiror.
9.3	Tender Agent

None of the Tender Agent or any of its directors, employees or affiliates assumes any responsibility for the accuracy or completeness of the information concerning the Preference Share Offer, the Consent Solicitation, the Scheme, the Notice of EGM and the Notice of Class Meeting or the Company, the Acquiror or their respective affiliates or for any failure by the Company and/or the Acquiror to disclose events that may have occurred and may affect the significance or accuracy of such information.

None of the Tender Agent or any of its directors, employees or affiliates makes any representation or recommendation whatsoever regarding the Preference Share Offer, the Consent Solicitation, or any recommendation as to whether Preference Share Holders should, or Beneficial Preference Share Holders should instruct BNY Mellon to, tender the interests they have in CRPS in respect of the Preference Share Offer or Consent Solicitation.

The Tender Agent is the agent of the Acquiror and owes no duty to any Preference Share Holder or any Beneficial Preference Share Holder.

Each of the Tender Agent and BNY Mellon shall have no liability for acting on the Electronic Instructions (including voting in favour at the EGM and Class Meeting, or consenting to the passing, of Special Resolution (2), or selling the CRPS to the Acquiror on the terms in this CRPS Offer Letter) even if it may be subsequently found that there is a defect in the Preference Share Offer, the Consent Solicitation, the convening of the EGM or the Class Meeting, the passing of Special Resolution (2) or that for any reason Special Resolution (2) is not binding on the current or subsequent Preference Share Holders or Beneficial Preference Share Holders or their successors or assigns.

Each Preference Share Holder and Beneficial Preference Share Holder:
(a)	discharges and exonerates the Tender Agent and BNY Mellon from all liability from which it may have become or may become responsible in respect of any act or omission in connection with the Preference Share Offer, the Consent Solicitation, the Scheme or in respect of this CRPS Offer Letter;

(b)	acknowledges that BNY Mellon shall have no liability for acting on any Electronic Instruction even if it may be subsequently found that there is a defect in the Preference Share Offer, the Consent Solicitation, the convening of the EGM or the Class Meeting, the passing of Special Resolution (2) or that for any reason Special Resolution (2) is not binding on the current or subsequent Preference Share Holders or Beneficial Preference Share Holders or their successors or assigns; and

(c)	agrees that neither the Tender Agent nor BNY Mellon shall assume any liability or obligation to any party by virtue of the matters contemplated by this CRPS Offer Letter.
9.4	Governing Law and Dispute Resolution

The Preference Share Offer, the Consent Solicitation, this CRPS Offer Letter, the FAT, the Electronic Instructions and all acceptances of the Preference Share Offer and all contracts made pursuant thereto and actions taken or made or deemed to be taken or made thereunder shall be governed by, and construed in accordance with, the laws of the Republic of Singapore. By submitting an Electronic Instruction, the relevant Beneficial Preference Share Holder will irrevocably and unconditionally agree for the benefit of the Acquiror and the Tender Agent that any disputes that may arise out of or in connection with the Preference Share Offer, the Consent Solicitation, this CRPS Offer Letter, the FAT, the Electronic Instruction and all acceptances of the Preference Share Offer and all contracts made pursuant thereto and actions taken or made or deemed to be taken or made thereunder shall be referred to and finally resolved by arbitration in Singapore in accordance with the Arbitration Rules of the Singapore International Arbitration Centre for the time being in force, which rules are deemed to be incorporated by reference in this paragraph 9.4. The language of the arbitration shall be English.
9.5	No Third Party Rights

Unless expressly provided to the contrary in this CRPS Offer Letter, a person who is not a party to any contract made pursuant to the Preference Share Offer, the Consent Solicitation and this CRPS Offer Letter has no right under the Contracts (Rights of Third Parties) Act (Chapter 53B of Singapore) to enforce any term of such contract. Notwithstanding any term herein, the consent of any third party is not required for any subsequent agreement by the parties hereto to amend or vary (including any release or compromise of any liability) or terminate such a contract. Where third parties are conferred rights under such contracts, those rights are not assignable or transferable.

9.6	Accidental Omission

Accidental omission to despatch this CRPS Offer Letter and the Scheme Document or any notice or announcement required to be given under the terms of the Preference Share Offer and the Consent Solicitation or any failure to receive the same by any person to whom the Preference Share Offer and the Consent Solicitation is made or should be made, shall not invalidate the Preference Share Offer and the Consent Solicitation in any way.

9.7	Independent Advice

The advice of the IFA to the Independent Directors, and the recommendation of the Independent Directors, on the Preference Share Offer are set out in the Company’s Letter. Preference Share Holders and Beneficial Preference Share Holders may wish to consider their advice before taking any action in relation to the Preference Share Offer.

9.8	Board’s Recommendations

The recommendations of the board of directors of the Company on Special Resolution (2) are set out in the Notice of EGM and the Notice of Class Meeting. Preference Share Holders and Beneficial Preference Share Holders may wish to consider their recommendations before taking any action in relation to the Consent Solicitation.

9.9	Costs and Expenses

All stamp duty and transfer fees resulting from acceptances of the Preference Share Offer will be paid by the Acquiror.

10.	Documents for Inspection
Copies of the following documents may be inspected at WongPartnership LLP, One George Street #20-01, Singapore 049145, during normal business hours for the period for which the Preference Share Offer remains open for acceptance:
(a)	the Memorandum and Articles of Association of the Acquiror;

(b)	the Joint Announcement; and

(c)	the Scheme Document.

11.	Responsibility Statement
The directors of the Acquiror and ATIC (including any director who may have delegated detailed supervision of this CRPS Offer Letter) have taken all reasonable care to ensure that the facts stated and the opinions expressed in this CRPS Offer Letter (other than those relating to the Company or the Group, including but not limited to the Company’s Letter, the Notice of EGM and the Notice of Class Meeting) are fair and accurate and that, where appropriate, no material facts have been omitted from this CRPS Offer Letter, the omission of which would make any statement in this CRPS Offer Letter misleading, and they jointly and severally accept responsibility accordingly. This CRPS Offer Letter (including its Appendices) and the Company’s Letter are together complete but the Acquiror and ATIC expressly disclaim responsibility for the accuracy or completeness of the statements set out in the Company’s Letter, the Notice of EGM and the Notice of Class Meeting. Where any information has been supplied by the Company or has been extracted or reproduced from published or otherwise publicly available sources, the sole responsibility of the directors of the Acquiror and ATIC for such information has been to ensure through reasonable enquiries, that such information has been accurately extracted from such sources or, as the case may be, accurately reflected or reproduced in this CRPS Offer Letter. The directors of the Acquiror and ATIC do not accept any responsibility for any information relating to or opinions expressed by the Company.
Yours faithfully,
ATIC International Investment Company LLC

This document contains forward-looking statements. These forward-looking statements include, without limitation, statements relating to the future plans of the Company following the Acquisition, the expected benefits from the Acquisition, the Preference Share Offer, the Consent Solicitation and the consequences of your choices related thereto. These forward-looking statements are based on the current expectations of the management of the Company and the Acquiror (as applicable) and are subject to risks and uncertainties that could cause actual results to differ materially from expectations. These forward-looking statements should not be relied upon as predictions of future events as we cannot assure you that the events or circumstances reflected in these statements will be achieved or will occur. In particular, we cannot assure you that the Scheme will be approved by the Shareholders or that the Scheme Conditions will be satisfied or that the Acquisition will occur and/or the Preference Share Offer will become or be declared unconditional. Neither the Company nor the Acquiror undertakes any obligation to update publicly or revise forward-looking statements, whether as a result of new information, future events or otherwise, except to the extent legally required.
This CRPS Offer Letter is for distribution only to persons who (i) have professional experience in matters relating to investments falling within Article 19(5) of the Financial Services and Markets Act 2000 (Financial Promotion) Order 2005 (as amended, the “Financial Promotion Order”), (ii) are persons falling within Article 49(2)(a) to (d) (“high net worth companies, unincorporated associations etc”) of the Financial Promotion Order, (iii) are outside the United Kingdom, or (iv) are persons to whom an invitation or inducement to engage in investment activity (within the meaning of section 21 of the Financial Services and Markets Act 2000) in connection with the Preference Share Offer and the Consent Solicitation may otherwise lawfully be communicated or caused to be communicated (all such persons together being referred to as “relevant persons”). This CRPS Offer Letter is directed only at relevant persons and must not be acted on or relied on by persons who are not relevant persons. Any investment or investment activity to which this CRPS Offer Letter relates is available only to relevant persons and will be engaged in only with relevant persons.
This CRPS Offer Letter has not been approved, and will not be reviewed, by the Belgian Commission Bancaire, Financière et des Assurances.
This CRPS Offer Letter has not been approved, and will not be reviewed, by the French Autorité des Marchés Financiers.

APPENDIX A

Chartered Semiconductor Manufacturing Ltd. 60 Woodlands Industrial Park D Tel: +(65) 6362.2838 Street 2 Fax: +(65) 6362.2938 Singapore 738406 Registration No. 198703584K www.charteredsemi.com
12 October 2009

To:	Holders of Convertible Redeemable Preference Shares in the capital of Chartered Semiconductor Manufacturing Ltd.
Dear Sir
OFFER BY ATIC INTERNATIONAL INVESTMENT COMPANY LLC FOR THE CONVERTIBLE REDEEMABLE PREFERENCE SHARES IN THE CAPITAL OF CHARTERED SEMICONDUCTOR MANUFACTURING LTD.

1.	INTRODUCTION
1.1	Scheme and Preference Share Offer. Chartered Semiconductor Manufacturing Ltd. (the “Company”) refers to the announcement by the respective boards of directors of the Company and ATIC International Investment Company LLC (the “Acquiror”) on 7 September 2009 (the “Announcement Date”) in relation to:
1.1.1	the proposed acquisition (the “Acquisition”) of all the issued and paid-up ordinary shares in the capital of the Company (the “Company Shares”) by the Acquiror, a wholly-owned subsidiary of Advanced Technology Investment Company LLC (“ATIC”), by way of a scheme of arrangement (the “Scheme”) under Section 210 of the Companies Act, Chapter 50 of Singapore (the “Companies Act”); and

1.1.2	the proposed offer (“Preference Share Offer”) by the Acquiror to the holders (the “Preference Share Holders”) of convertible redeemable preference shares in the capital of the Company (“CRPS”) to purchase all the CRPS held by the Preference Share Holders.
1.2	Scheme Document and CRPS Offer Letter. This Letter is attached as Appendix A of the letter dated 12 October 2009 issued by the Acquiror in relation to the Preference Share Offer (the “CRPS Offer Letter”), which is accompanied by the Scheme Document dated 9 October 2009 (the “Scheme Document”) issued by the Company in connection with the Acquisition by way of the Scheme, and are available on the website of the SGX-ST at www.sgx.com and the website of the Company at www.charteredsemi.com.

Please read the terms and conditions of the Preference Share Offer contained in the CRPS Offer Letter carefully and in their entirety.
1.3	Independent Financial Adviser to the Independent Directors. The directors of the Company (the “Directors”), all of whom (except Chia Song Hwee, the President and CEO of the Company, for the reasons set out in Paragraph 16.3 of the Company’s Letter to Shareholders in the Scheme Document) are considered to be independent for the purpose of making a recommendation to Shareholders in respect of the Preference Share Offer (the “Independent Directors”), have appointed Deutsche Bank AG, Singapore Branch (“Deutsche Bank”) as the independent financial adviser (“IFA”) to advise them in relation to the Preference Share Offer.
1.4	Purpose. The purpose of this Letter is to provide you with relevant information pertaining to the Preference Share Offer and to set out the recommendation of the Independent Directors

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and the advice of the IFA to the Independent Directors in relation to the Preference Share Offer.

Please note that the Scheme, the Preference Share Offer and the Consent Solicitation (as defined in the CRPS Offer Letter) are separate and mutually exclusive. The Preference Share Offer and the Consent Solicitation do not form part of the Scheme, and vice versa. Without prejudice to the foregoing, if a Preference Share Holder converts the CRPS held by it into new Company Shares, it may not accept the Preference Share Offer or participate in the Consent Solicitation in respect of such CRPS. Conversely, if a Preference Share Holder wishes to accept the Preference Share Offer or participate in the Consent Solicitation in respect of the CRPS held by it, it may not convert those CRPS into new Company Shares.

Further, the Company understands that the Preference Share Offer does not extend to the original principal amount of US$38,919,000 6.00 per cent. amortizing bonds due 2010 (the “Amortizing Bonds”) issued by the Company together with the issue of the CRPS.

If you are in any doubt as to any of the matters (including applicable tax consequences) referred to in the Scheme Document, the CRPS Offer Letter or this Letter or as to the action you should take, you should consult your stockbroker, bank manager, solicitor, accountant, tax adviser or other professional adviser immediately.
1.5	Terms and References. This Letter should be read and construed together with, and in the context of, the CRPS Offer Letter and the Scheme Document. All terms and references used in this Letter and which are defined or construed in the CRPS Offer Letter or the Scheme Document but are not defined or construed in this Letter shall have the same meaning and construction as defined in the CRPS Offer Letter or the Scheme Document (as the case may be).

2.	THE SCHEME
2.1	Terms.
2.1.1	The Acquisition will be effected by way of the Scheme and in accordance with the Singapore Code on Take-overs and Mergers.

2.1.2	Under the Scheme:
(i)	all the Scheme Shares held by Entitled Shareholders will be transferred to the Acquiror:
(a)	fully paid;

(b)	free from all Encumbrances; and

(c)	together with all rights, benefits and entitlements as at the Announcement Date and thereafter attaching thereto, including the right to receive and retain all dividends, rights and other distributions (if any) which may be announced, declared, paid or made by the Company on or after the Announcement Date; and
(ii)	in consideration for such transfer, and upon and subject to the Scheme becoming effective, each Entitled Shareholder will be entitled to receive from the Acquiror the Scheme Consideration, being S$2.68 in cash for each Scheme Share, provided that if any dividend or distribution with respect to the Company Shares is declared or announced on or after the Announcement

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Date, and such dividend or distribution is paid or made to holders of the Company Shares of record as at any date that is on or prior to the Effective Date, the Scheme Consideration shall be reduced by the amount of such dividend or distribution.
2.2	Scheme Shares. The Scheme will be extended, on the same terms and conditions to:
2.2.1	all Company Shares, including Company Shares represented by ADSs; and

2.2.2	all new Company Shares unconditionally issued or to be issued on or before the Books Closure Date pursuant to (i) the valid exercise of any Options, (ii) the vesting of any awards under the RSU Plan, (iii) the vesting of any awards under the PSU Plan, (iv) the valid conversion of any CRPS into new Company Shares and (v) the valid exercise by GS of the GS Option.
For the purpose of the Scheme, the expression “Scheme Shares” shall include all existing Company Shares and such new Company Shares.

3.	PRINCIPAL TERMS OF THE IMPLEMENTATION AGREEMENT
A summary of the principal terms of the Implementation Agreement can be found in Paragraph 3 of the Company’s Letter to Shareholders in the Scheme Document.

4.	IRREVOCABLE UNDERTAKINGS
A summary of the principal terms of the STS Irrevocable Undertaking and the Management Executive Irrevocable Undertakings can be found in Paragraph 6 of the Company’s Letter to Shareholders in the Scheme Document.

5.	THE PREFERENCE SHARE OFFER
5.1	Preference Share Holders. As reflected in the CRPS Offer Letter:
5.1.1	Registered Preference Share Holders: the Preference Share Offer is made to Preference Share Holders who are reflected in the Register of Preference Share Holders maintained by the Company (“Registered Preference Share Holders”), including The Bank of New York Depository (Nominees) Limited (“BNY Mellon”) insofar as it remains a Registered Preference Share Holder prior to the expiration of the Offer Period (as defined in Paragraph 5.2.1 of this Letter);

5.1.2	Beneficial Preference Share Holders: beneficial holders of the CRPS (“Beneficial Preference Share Holders”), whether holding interests in the CRPS through Euroclear Bank S.A./N.V. or Clearstream Banking, societe anonyme (collectively, the “Clearing Systems”) or otherwise, who wish to instruct BNY Mellon to either:
(i)	accept the Preference Share Offer on their behalf in respect of the CRPS held by them; and/or

(ii)	vote in favour of, and consent in relation to, Special Resolution (2) (as defined in Paragraph 10.1 of this Letter), should note and follow the procedures for giving such instructions to BNY Mellon as set out in Appendix B of the CRPS Offer Letter.

AS REFLECTED IN THE CRPS OFFER LETTER, WHEN CONSIDERING WHETHER TO INSTRUCT BNY MELLON TO TENDER ITS RELEVANT CRPS IN

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ACCEPTANCE OF THE PREFERENCE SHARE OFFER OR TO VOTE IN FAVOUR OF, AND CONSENT IN RELATION TO, ITS RELEVANT CRPS PURSUANT TO THE CONSENT SOLICITATION, A BENEFICIAL PREFERENCE SHARE HOLDER SHOULD TAKE INTO ACCOUNT THAT RESTRICTIONS ON THE TRANSFER OF THE CRPS BY SUCH BENEFICIAL PREFERENCE SHARE HOLDER WILL APPLY FROM THE TIME OF SUCH INSTRUCTION. A BENEFICIAL PREFERENCE SHARE HOLDER SHALL, ON INSTRUCTING BNY MELLON TO TENDER ITS RELEVANT CRPS IN ACCEPTANCE OF THE PREFERENCE SHARE OFFER OR TO VOTE IN FAVOUR OF, AND CONSENT IN RELATION TO, ITS RELEVANT CRPS PURSUANT TO THE CONSENT SOLICITATION, BE DEEMED TO AGREE THAT SUCH CRPS WILL BE BLOCKED IN THE RELEVANT ACCOUNT IN THE RELEVANT CLEARING SYSTEM FROM THE DATE THE RELEVANT INSTRUCTION IS MADE TO BNY MELLON UNTIL THE EARLIER OF (A) (IN THE CASE OF THE PREFERENCE SHARE OFFER) THE TIME OF SETTLEMENT ON THE SETTLEMENT DATE (AS DEFINED IN PARAGRAPH 5.2.3 OF THIS LETTER) AND (IN THE CASE OF THE CONSENT SOLICITATION) AFTER THE EGM AND THE CLASS MEETING (AS EACH SUCH TERMS IS DEFINED IN PARAGRAPH 10.1 OF THIS LETTER) ON 4 NOVEMBER 2009 OR SUCH DATE ON WHICH SUCH EGM OR THE CLASS MEETING MAY BE ADJOURNED AND (B) THE DATE OF ANY TERMINATION OR LAPSING OF THE PREFERENCE SHARE OFFER; AND
5.1.3	Tender Agent: the Acquiror has appointed The Bank of New York Mellon as tender agent in connection with the Preference Share Offer and the Consent Solicitation.
5.2	Terms. As reflected in the CRPS Offer Letter, the Acquiror has offered to acquire all the CRPS in issue, on terms and conditions set out in the CRPS Offer Letter (including, where relevant, the Appendices thereto), and on the bases set out below:
5.2.1	Offer Period: The Preference Share Offer will be open for acceptance by Preference Share Holders at any time from 12 October 2009 (being the date of the CRPS Offer Letter) until 5.30 p.m. (Singapore time) on the Effective Date (being the date on which the Scheme becomes effective in accordance with its terms) or such later date(s) as may be announced from time to time by and on behalf of the Acquiror by press release or other public announcement prior to the Effective Date (the “Offer Period”).

The Effective Date, which the Company currently expects to fall on 10 December 2009 as indicated in the Scheme Document, is not currently known but the Acquiror will give notice of the Effective Date as soon as possible once it has been determined.

5.2.2	Consideration: The consideration payable for each CRPS (the “Preference Share Offer Price”) will be an amount in United States Dollars equal to the Early Redemption Price (as defined in this Paragraph 5.2.2 of this Letter) to be determined by reference to the Effective Date, provided that if any dividend or distribution with respect to the CRPS is declared on or after the Announcement Date, and such dividend or distribution is paid or made to the Preference Share Holders of record as at any date prior to the Effective Date, the Preference Share Offer Price shall be reduced by the amount of such dividend or distribution.

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Once the Effective Date has been determined, the Acquiror will give notice of the Effective Date and of the actual Preference Share Offer Price payable as soon as possible.

The “Early Redemption Price” shall, as of any date of determination, be determined as follows:

Early Redemption Price = Allocated Value x (US$10,000 / Allocated Value) Elapsed Days / 1800

where:
(i)	“Allocated Value” is equal to US$8,443.24; and

(ii)	“Elapsed Days” means the number of days elapsed since the date on which the CRPS were first allotted and issued to the Effective Date (computed on the basis of a 360-day year of 12 30-day months). The date on which the CRPS were first allotted and issued was 17 August 2005.
As reflected in the CRPS Offer Letter, for illustration purposes only, if the Effective Date falls on 10 December 2009, the Preference Share Offer Price will be US$9,770.47.

The Preference Share Offer Price will remain the same regardless of whether acceptances are tendered on or prior to the Effective Date or, if the Offer Period is extended beyond the Effective Date, thereafter.
5.2.3	Settlement: The date of settlement of the Preference Share Offer in respect of valid acceptances of the Preference Share Offer which are complete in all respects and in accordance with the instructions given in the CRPS Offer Letter or as otherwise waived by the Acquiror and are received on or before the expiration of the Offer Period shall be not later than 10 days after:
(i)	the Effective Date, in respect of acceptances received on or before the Effective Date; or

(ii)	the date of receipt by the Acquiror, in respect of acceptances received after the Effective Date (if the Offer Period is extended beyond the Effective Date),
(each, a “Settlement Date”).

Further settlement details are set out in Appendix B of the CRPS Offer Letter. The Acquiror will give notice of the exact Settlement Date(s) once the same has been determined after the Effective Date, from time to time.
5.2.4	Free from Encumbrances: The CRPS will be acquired:
(i)	fully paid;

(ii)	free from all Encumbrances; and

(iii)	together with all rights, benefits and entitlements attached thereto as at the Announcement Date and thereafter attaching thereto, including the right to receive and retain all dividends, rights and other distributions, if any, which may be announced, declared, paid or made thereon by the Company on or after the Announcement Date.
5.2.5	Conditions: The Preference Share Offer is conditional on the Scheme becoming effective and the Scheme is conditional on the Scheme Conditions set out in the Scheme Document being satisfied (or waived, where applicable). The

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Preference Share Offer is not conditional upon a minimum number of acceptances of the Preference Share Offer being received.
5.2.6	Deemed Consent: In connection with the Preference Share Offer, the Company is also seeking to pass Special Resolution (2) to amend Article 4A of the Articles in the manner as set out in the Company’s Notice of EGM dated 9 October 2009 (together with the accompanying Proxy Statement) and in the Company’s Notice of Class Meeting For Holders of Convertible Redeemable Preference Shares dated 9 October 2009 (together with the accompanying Proxy Statement), copies of which are attached as Appendix C of the CRPS Offer Letter.

As reflected in the CRPS Offer Letter:
(i)	if you are a Registered Preference Share Holder, your acceptance of the Preference Share Offer will be deemed (in respect of the CRPS you have tendered in acceptance of the Preference Share Offer) to be:
(a)	your consent to pass Special Resolution (2) to amend Article 4A of the Articles in the manner set out in Appendix C of the CRPS Offer Letter;

(b)	if you have accepted the Preference Share Offer prior to the EGM and the Class Meeting, your undertaking to vote in favour of Special Resolution (2) at the EGM and the Class Meeting, and any adjournment thereof; and

(c)	your consent in writing pursuant to Article 4A.21(3) of the Articles to approve Special Resolution (2) to amend Article 4A of the Articles in the manner set out in Appendix C of the CRPS Offer Letter, which resolution, if consented to in writing by holders of at least three-fourths of the CRPS obtained within two months of the Class Meeting, shall be as valid and effectual as a special resolution carried at the Class Meeting; and/or
(ii)	if you are a Beneficial Preference Share Holder, your instruction to BNY Mellon to accept the Preference Share Offer in respect of your interests in the CRPS on your behalf will be deemed (in respect of the CRPS for which you have instructed BNY Mellon to accept the Preference Share Offer) to be:
(a)	your consent to pass Special Resolution (2) to amend Article 4A of the Articles in the manner set out in Appendix C of the CRPS Offer Letter;

(b)	if you have instructed BNY Mellon to accept the Preference Share Offer on your behalf prior to the EGM and the Class Meeting, your irrevocable instruction to BNY Mellon to vote in favour of Special Resolution (2) at the EGM and the Class Meeting, and any adjournment thereof; and

(c)	your irrevocable instruction to BNY Mellon to consent in writing pursuant to Article 4A.21(3) of the Articles to approve Special Resolution (2) to amend Article 4A of the Articles in the manner set out in Appendix C of the CRPS Offer Letter, which resolution, if consented to in writing by holders of at least three-fourths of the CRPS obtained within two months of the Class Meeting, shall be as valid and effectual as a special resolution carried at the Class Meeting.

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Registered Preference Share Holders may choose to accept the Preference Share Offer in respect of all or part of their holdings of CRPS. Beneficial Preference Share Holders may choose to instruct BNY Mellon to accept the Preference Share Offer in respect of all or part of their holdings of interests in CRPS.

Registered Preference Share Holders and Beneficial Preference Share Holders who wish to vote in favour of, and consent in relation to, Special Resolution (2) but who do not wish to participate in the Preference Share Offer should refer to Paragraph 8 of the CRPS Offer Letter.

Further details in relation to Special Resolution (2) and the effect thereof are set out in Paragraph 10 of this Letter.
5.2.7	Acceptance and Withdrawal Rights, etc.: Registered Preference Share Holders may choose to accept the Preference Share Offer or participate in the Consent Solicitation in respect of all or part of their holdings of the CRPS. Each Registered Preference Share Holder who accepts the Preference Share Offer will receive the Preference Share Offer Price for each CRPS tendered in acceptance of the Preference Share Offer.

Beneficial Preference Share Holders may choose to instruct BNY Mellon to accept the Preference Share Offer or participate in the Consent Solicitation in respect of all or part of their holdings of interests in the CRPS on their behalf. Each Beneficial Preference Share Holder who instructs BNY Mellon to accept the Preference Share Offer on its behalf will receive the Preference Share Offer Price for each CRPS tendered in acceptance of the Preference Share Offer.

As reflected in the CRPS Offer Letter, all acceptances of and instructions to accept the Preference Share Offer and instructions to vote in favour of and consent in relation to Special Resolution (2) pursuant to the Consent Solicitation will be irrevocable and you will therefore not be entitled to withdraw your acceptance, instructions to accept or instructions to vote and consent, as the case may be.
5.2.8	Procedures for Acceptance: The procedures for acceptance of the Preference Share Offer by the Registered Preference Share Holders and the Beneficial Preference Share Holders are set out in Paragraph 7 and Appendix B of the CRPS Offer Letter.

Please note that the Preference Share Offer does not extend to Amortizing Bond issued by the Company together with the issue of the CRPS.

6.	INFORMATION ON THE ACQUIROR AND ATIC
6.1	Information on the Acquiror. Information on the Acquiror has been extracted from the CRPS Offer Letter and reproduced in italics below:

“The Acquiror is a special purpose vehicle incorporated in Abu Dhabi on 2 September 2009 for the purpose of the Acquisition. The Acquiror is a wholly-owned subsidiary of ATIC.

As at the date of this CRPS Offer Letter, the directors of the Acquiror are Ibrahim Ajami and Samak Azar.

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As at the date of this CRPS Offer Letter, the Acquiror has a paid-up capital of 150,000 United Arab Emirates Dirhams divided into 150 shares of 1,000 United Arab Emirates Dirhams each.”
6.2	Information on ATIC. Information on ATIC has been extracted from the CRPS Offer Letter and reproduced in italics below:

“ATIC was established in Abu Dhabi on 28 September 2008. A technology investment company wholly-owned by the Government of Abu Dhabi, ATIC is focused on making significant investments in the advanced technology sector, both in Abu Dhabi and internationally. ATIC’s mandate is to generate returns that deliver long-term economic and social benefits to Abu Dhabi.”

6.3	Further Disclosures. Further disclosures by the Acquiror and ATIC are set out in Appendix 3 of the Scheme Document.

7.	RATIONALE AND BENEFITS OF THE PREFERENCE SHARE OFFER AND FUTURE PLANS FOR THE GROUP
7.1	Rationale and Benefits of the Preference Share Offer. The following paragraphs on the Acquiror’s rationale for the Preference Share Offer have been extracted from the CRPS Offer Letter and are reproduced in italics below:

“ATIC has made a significant investment in the outsourced semiconductor manufacturing, commonly referred to as “foundry”, industry with the creation of GlobalFoundries, Inc. (“GLOBALFOUNDRIES”). GLOBALFOUNDRIES offers its customers leading edge foundry services from its facility in Dresden, Germany and is currently developing a new facility in New York, the United States. The Acquisition and the Preference Share Offer would allow ATIC to build on the complementary platforms of the Company and GLOBALFOUNDRIES, utilising the Company’s customer relationships and capabilities in both 8-inch and 12-inch fabrication, and GLOBALFOUNDRIES’ advanced technology expertise, capacity profile and global footprint, and capitalise on the continued growth in the global semiconductor foundry industry.”
7.2	Future Plans for the Group. The following paragraphs on the future plans for the Group have been extracted from the CRPS Offer Letter and are reproduced in italics below:

“Following the completion of the Acquisition and the Preference Share Offer, ATIC will work with the management teams of the Company and GLOBALFOUNDRIES to integrate the operations and management of the Company and GLOBALFOUNDRIES to achieve operational and financial synergies.

The Company, together with ATIC, is seeking waivers from certain of the Company’s lenders of (a) change of control clauses, to enable certain loan facilities to remain available to the Company following completion of the Acquisition and (b) certain other covenants, to facilitate the operational combination of the Company and GLOBALFOUNDRIES. The waivers are conditional on completion of the Acquisition.

Certain senior employees of GLOBALFOUNDRIES currently participate in GLOBALFOUNDRIES’ Long Term Incentive Plan pursuant to which they are eligible to receive annual cash settled awards if, depending on the type of award, certain performance criteria are met or there is an increase in the share price of GLOBALFOUNDRIES. Following the completion of the Acquisition, it is envisaged that certain senior executives of the Company will be eligible to participate in GLOBALFOUNDRIES’ Long Term Incentive Plan.

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Save as set out above, ATIC has no current intention of (i) making changes to the existing businesses of the Company; (ii) redeploying fixed assets of the Company; or (iii) discontinuing the employment of the existing employees of the Company or its subsidiaries. However, the Acquiror Directors retain the flexibility at any time to consider any options or opportunities in relation to the Group which may present themselves and which they may regard to be in the interest of the Acquiror.”

8.	COMPULSORY ACQUISITION AND DELISTING
8.1	Compulsory Acquisition. As stated in the CRPS Offer Letter, pursuant to Section 215(1) of the Companies Act, if the Acquiror receives acceptances pursuant to the Preference Share Offer for not less than 90 per cent. of the total number of the CRPS (other than those already held by the Acquiror, its related corporations or their respective nominees as at the date of the CRPS Offer Letter), the Acquiror intends to exercise its right under Section 215(1) of the Companies Act to compulsorily acquire, at the Preference Share Offer Price, all the CRPS not tendered in acceptance of the Preference Share Offer.

In addition, pursuant to Section 215(3) of the Companies Act, if the Acquiror acquires such number of the CRPS which, together with any CRPS held by it, its related corporations and their respective nominees, comprise 90 per cent. or more of the total number of the CRPS, any Preference Share Holder who has not accepted the Preference Share Offer has a right to require the Acquiror to acquire the CRPS held by it at the Preference Share Offer Price.

Please note that a Registered Preference Share Holder will not be entitled to avail itself of the right under Section 215(3) of the Companies Act, if it tenders any of the CRPS held by it in acceptance of the Preference Share Offer, as the right under Section 215(3) of the Companies Act is available only to a Registered Preference Share Holder (and not, for the avoidance of doubt, a Beneficial Preference Share Holder) who has not accepted the Preference Share Offer in respect of any CRPS held by it. For the avoidance of doubt, if the CRPS are held by a Registered Preference Share Holder for and on behalf of several beneficial owners, the acceptance by the Registered Preference Share Holder in respect of a portion of the CRPS held by it for and on behalf of some beneficial owners will render the Registered Preference Share Holder unable to exercise its right under Section 215(3) of the Companies Act in respect of the remaining portion of the CRPS held by it for and on behalf of other beneficial owners.

Registered Preference Share Holders are advised to seek their own independent legal advice in relation to their rights under Section 215(3) of the Companies Act.

8.2	Delisting. As stated in the CRPS Offer Letter, please note that the Acquiror intends to delist the CRPS from the SGX-ST. Upon the Scheme becoming effective and binding, the Company will become a wholly-owned subsidiary of the Acquiror, and subject to the (i) approval of the SGX-ST, the Company will be delisted from the Official List of the SGX-ST and (ii) filing of a notification with the SEC and prior written notification to Nasdaq, the ADSs will be delisted from Nasdaq.

9.	DISCLOSURES
9.1	Shareholdings and Dealings. Disclosures in relation to shareholdings and dealings in (i) Company Shares or Company Convertible Securities, (ii) Acquiror Shares or Acquiror Convertible Securities and (iii) ATIC Shares or ATIC Convertible Securities, are set out in Paragraph 3 of Appendix 4 of the Scheme Document.

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9.2	Further Disclosures. Further disclosures in relation to the Company are set out in Paragraphs 1, 2, 4 to 12 and 14 of Appendix 4 of the Scheme Document and such disclosures apply equally to the Preference Share Offer as they apply to the Scheme.

10.	EXTRAORDINARY GENERAL MEETING AND CLASS MEETING
10.1	EGM and Class Meeting. As set out in Paragraph 19 of the Company’s Letter to Shareholders in the Scheme Document, the Company has undertaken in the Implementation Agreement to procure that an extraordinary general meeting (the “EGM”) be held immediately upon the conclusion of the Court Meeting (if the resolutions submitted to the Court Meeting are approved by the requisite majorities of Shareholders), for the purposes of passing special resolutions to amend the Articles by incorporating the provisions described in Paragraphs 10.2 (“Special Resolution (1)”) and 10.3 (“Special Resolution (2)”) of this Letter. Immediately upon conclusion of the EGM, the Company will procure that a meeting of the Preference Share Holders (the “Class Meeting”) be held for the purpose of passing Special Resolution (2).

10.2	Transfer of New Company Shares. If passed at the EGM, Special Resolution (1) would amend the Articles such that:
10.2.1	where the Acquisition is to be effected by way of a Scheme, subject to and upon the Scheme becoming effective and binding in accordance with its terms, if any new Company Shares are issued to any person other than GLOBALFOUNDRIES, the Acquiror or a subsidiary of any holding company for the time being of the Acquiror (a “New Member”) after:
(i)	the Voting Record Time and on or prior to the Effective Date; or

(ii)	the Effective Date,
each such New Member shall be required to transfer to the Acquiror (or as the Acquiror may direct in writing to the Company), and the Acquiror shall be required to acquire from any such New Member, all and not some only of such new Company Shares on the relevant Transfer Date, free from all Encumbrances and with all rights attached to such new Company Shares on the relevant Transfer Date and thereafter attaching thereto, in consideration of a sum equal to the Transfer Consideration; or
10.2.2	where the Acquisition is to be effected by way of an Offer, subject to and upon the completion of the Compulsory Acquisition, if any new Company Shares are issued any New Member after:
(i)	the Offer Cut-Off Date and on and prior to the Compulsory Acquisition Completion Date; or

(ii)	the Compulsory Acquisition Completion Date,
each such New Member shall be required to transfer to the Acquiror (or as the Acquiror may direct in writing to the Company), and the Acquiror shall be required to acquire from any such New Member, all and not some only of such new Company Shares on the relevant Transfer Date, free from all Encumbrances and with all rights attached to such new Company Shares on the relevant Transfer Date and thereafter attaching thereto, in consideration of a sum equal to the Transfer Consideration.

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10.3	Company’s Right to Treat Conversion as Redemption. If passed at the EGM and at the Class Meeting, Special Resolution (2) would amend the Articles such that, subject to and upon:
10.3.1	where the Acquisition is to be effected by way of a Scheme, the Scheme becoming effective and binding in accordance with its terms; or

10.3.2	where the Acquisition is to be effected by way of an Offer, the completion of the Compulsory Acquisition, as the case may be, upon delivery of a Conversion Notice in respect of any CRPS to the Conversion Agent and a copy thereof to the Company in accordance with Article 4A.16 of the Articles, the Company shall have the right, but not the obligation in its sole discretion, and without the consent of such Preference Share Holder, to satisfy its obligation to issue Company Shares upon the exercise of such Preference Share Holder’s conversion right by redeeming all and not part only of such CRPS for the Redemption Amount.
10.4	Effect of Special Resolution (1) and Special Resolution (2).
10.4.1	The effect of Special Resolution (1) is that, upon the Scheme becoming effective and binding or the completion of the Compulsory Acquisition, Company Shares which are issued to a New Member will be compulsorily acquired by the Acquiror (or as the Acquiror may direct in writing to the Company) at the same consideration as the consideration for which Company Shares are acquired by the Acquiror under the Scheme or the Offer, as the case may be, subject to such adjustments as may be appropriate in the event of a sub-division or consolidation of the ordinary share capital of the Company.

10.4.2	The effect of Special Resolution (2) is that, upon the Scheme becoming effective and binding or the completion of the Compulsory Acquisition, if any Preference Share Holder wishes to convert the CRPS held by it into Company Shares, the Company may (but shall not be obliged to) settle its obligations to such Preference Share Holder by paying the Redemption Amount in lieu of issuing such Company Shares.
10.5	Right to Vote at the EGM. Pursuant to Article 4A.11(1)(c) of the Articles, a Registered Preference Share Holder may vote at any general meeting of the Company if the resolution in question, inter alia, varies the rights attached to the CRPS or is for the winding up of the Company. As Special Resolution (2) to be voted at the EGM varies the rights attached to the CRPS, Registered Preference Share Holders are entitled to attend and vote on Special Resolution (2) at the EGM. Registered Preference Share Holders are not entitled to vote on Special Resolution (1) at the EGM.

10.6	Right to Vote at the Class Meeting. Registered Preference Share Holders are entitled to vote on Special Resolution (2) at the Class Meeting.

10.7	Notice of EGM and Notice of Class Meeting. Notice of the EGM for the purpose of passing Special Resolution (1) and Special Resolution (2), and Notice of the Class Meeting for the purpose of passing Special Resolution (2), together with the accompanying Proxy Statements, have been despatched by the Company to the Registered Preference Shareholder(s) on 9 October 2009.

Preference Share Holders should consider and read the information set out in the Notice of EGM and the Notice of Class Meeting and the respective accompanying Proxy Statements carefully and in their entirety before making any decision on the Preference Share Offer and the Consent Solicitation.

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10.8	Consent Solicitation. As reflected in the CRPS Offer Letter, regardless of whether you will be accepting the Preference Share Offer (if you are a Registered Preference Share Holder) or if you will be submitting an Electronic Instruction to BNY Mellon to accept the Preference Share Offer in respect of your interests in the CRPS on your behalf (if you are a Beneficial Preference Share Holder), the Acquiror is soliciting (i) your vote or your instructions to vote in favour of Special Resolution (2) at the EGM and the Class Meeting (and any adjournment thereof) and (ii) your consent in relation to the passing of Special Resolution (2). For Beneficial Preference Share Holders who wish to vote in favour of Special Resolution (2) at the EGM and the Class Meeting (and any adjournment thereof) and consent in relation to the passing of Special Resolution (2), please refer to the procedures for giving instructions to BNY Mellon to vote and consent on your behalf as set out in Appendix B of the CRPS Offer Letter.

A Beneficial Preference Share Holder who has instructed BNY Mellon to accept the Preference Share Offer in respect of its interests in the CRPS shall be deemed to have given its consent in relation to the passing of Special Resolution (2) as described above and may not instruct BNY Mellon in respect of the same holding of interests in the CRPS to vote and consent in relation to the Consent Solicitation.

The Consent Solicitation will commence on 12 October 2009 and will expire at 11:00 a.m. (Singapore time) on 2 November 2009. The relevant Clearing Systems may set and inform Beneficial Preference Share Holders of an earlier deadline before which they should submit their Electronic Instructions to the relevant Clearing Systems.

11.	INDEPENDENT FINANCIAL ADVISER TO THE INDEPENDENT DIRECTORS
Deutsche Bank has been appointed as the IFA to advise the Independent Directors for the purpose of making a recommendation to the Preference Share Holder(s) in respect of the Preference Share Offer.

In its letter dated 12 October 2009 to the Independent Directors, a copy of which is reproduced in Appendix 1 of this Letter (the “IFA’s Letter on the Preference Share Offer”), the IFA, subject to the bases, assumptions and qualifications set out in the IFA’s Letter on the Preference Share Offer, advised the Independent Directors to make the following recommendations to Preference Share Holders in relation to the Preference Share Offer as set out in Paragraph 4 of the IFA’s Letter on the Preference Share Offer and reproduced in italics below. The advice reproduced below should be considered and read in conjunction with, and in the context of, the full text of the IFA’s Letter on the Preference Share Offer. Unless otherwise defined or the context otherwise requires, all capitalised terms below shall have the same meanings as defined in the IFA’s Letter on the Preference Share Offer:

“Based on and subject to the foregoing:
(i)	we would advise the Independent Directors to advise the Preference Share Holders to carefully consider all relevant factors in evaluating the various alternatives available to them; and

(ii)	unless the Preference Share Holders are of the view that:
(a)	by converting their CRPS into Company Shares and selling the Company Shares in the open market, they will be able to receive a value greater than the Preference Share Offer Price (after deducting all related expenses); or

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(b)	by selling their CRPS in the open market, they will be able to receive a value greater than the Preference Share Offer Price (after deducting all related expenses); or

(c)	by exercising their option to require the Company to redeem their CRPS at the Early Redemption Price pursuant to the occurrence of a Fundamental Change under Article 4A.8 of the Articles, they will be able to generate more attractive returns than by accepting the Preference Share Offer (after deducting all related expenses and taking into account all relevant factors which include the possibility of the Acquiror exercising its right to compulsorily acquire the CRPS at the Preference Share Offer Price, any amendment to the terms and conditions of the CRPS, the future financial performance of the Company and the ability of the Company to pay the redemption amount); or

(d)	by holding their CRPS until their maturity date on 17 August 2010, they will be able to generate more attractive returns than by accepting the Preference Share Offer (after deducting all related expenses and taking into account all relevant factors which include the possibility of the Acquiror exercising its right to compulsorily acquire the CRPS at the Preference Share Offer Price, any amendment to the terms and conditions of the CRPS, the future financial performance of the Company and the ability of the Company to pay the redemption amount), we would advise the Independent Directors to recommend to the Preference Share Holders that they should ACCEPT the Preference Share Offer.

We would also advise the Independent Directors to caution the Preference Share Holders that they should not rely on our advice to the Independent Directors as the sole basis for deciding whether or not to accept the Preference Share Offer.”

12.	INDEPENDENT DIRECTORS’ RECOMMENDATION
12.1	Recommendation. The Independent Directors, having considered carefully the terms of the Preference Share Offer and the advice given by the IFA to the Independent Directors as set out in the IFA’s Letter on the Preference Share Offer, recommend that you ACCEPT the Preference Share Offer unless you are of the view that by:
12.1.1	converting your CRPS into Company Shares and selling the Company Shares in the open market, you will be able to receive a value greater than the Preference Share Offer Price (after deducting all related expenses); or

12.1.2	selling your CRPS in the open market, you will be able to receive a value greater than the Preference Share Offer Price (after deducting all related expenses); or

12.1.3	exercising your option to require the Company to redeem your CRPS at the Early Redemption Price pursuant to the occurrence of a Fundamental Change under Article 4A.8 of the Articles, you will be able to generate more attractive returns than by accepting the Preference Share Offer (after deducting all related expenses and taking into account all relevant factors which include the possibility of the Acquiror exercising its right to compulsorily acquire the CRPS at the Preference Share Offer Price, any amendment to the terms and conditions of the CRPS, the future financial performance of the Company and the ability of the Company to pay the redemption amount); or

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12.1.4	holding your CRPS until their maturity date on 17 August 2010, you will be able to generate more attractive returns than by accepting the Preference Share Offer (after deducting all related expenses and taking into account all relevant factors which include the possibility of the Acquiror exercising its right to compulsorily acquire the CRPS at the Preference Share Offer Price, any amendment to the terms and conditions of the CRPS, the future financial performance of the Company and the ability of the Company to pay the redemption amount).
You should also be aware that there is currently no certainty that the Scheme will become effective. As the Preference Share Offer is conditional upon the Scheme being effective, there is accordingly no certainty that the Preference Share Offer will become unconditional.
12.2	No Regard to Specific Objectives. The Independent Directors advise that you, in deciding whether to accept the Preference Share Offer, should carefully consider the full text of the advice of the IFA to the Independent Directors in relation to the Preference Share Offer and in particular, the various factors and considerations highlighted by the IFA in the IFA’s Letter on the Preference Share Offer. The Independent Directors further advise that you should not rely on the advice of the IFA to the Independent Directors as the sole basis for deciding whether or not to accept the Preference Share Offer.

In making the above recommendation, the Independent Directors have not had regard to your specific objectives, financial and tax situation or unique needs and constraints. You should also note that the IFA, in rendering its advice to the Independent Directors in relation to the Preference Share Offer, did not have regard to the specific objectives, financial and tax situation or unique needs and constraints of any Preference Share Holder.

The Independent Directors recommend that if you require advice you should consult your stockbroker, bank manager, solicitor, accountant, tax adviser or other professional adviser immediately.

13.	OVERSEAS PREFERENCE SHARE HOLDER(S)
13.1	Overseas Preference Share Holder(s). As stated in the CRPS Offer Letter, the availability of the Preference Share Offer to Beneficial Preference Share Holders whose addresses are outside of Singapore and the United States and to Registered Preference Share Holders whose addresses are outside of Singapore and the United States as shown on the Register of Preference Share Holders maintained by the Company (collectively, the “Overseas Preference Share Holders”) may be affected by the laws of the relevant overseas jurisdictions. Accordingly, Overseas Preference Share Holders should keep themselves informed of and observe any applicable legal requirements.

13.2	Foreign Jurisdiction. If you are an Overseas Preference Share Holder and if you wish to (i) request for the CRPS Offer Letter and/or any related documents or (ii) accept or participate in the Preference Share Offer or the Consent Solicitation, it is your responsibility to satisfy yourself as to the full observance of the laws of the relevant jurisdiction in that connection, including the obtaining of any governmental or other consent which may be required, and compliance with all necessary formalities or legal requirements and the payment of any taxes, inposts, duties or other requisite payments due in such jurisdiction.

If you are in any doubt about your position you should consult your professional adviser in the relevant jurisdiction.

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14.	GENERAL
14.1	Consent. Deutsche Bank, the IFA to the Independent Directors, has given and has not withdrawn its written consent to the issue of this Letter with the inclusion of its name and the IFA’s Letter on the Preference Share Offer and all references to its name, in the form and context in which they appear in this Letter (the “IFA Consent”).

14.2	Documents Available for Inspection. Copies of the IFA Consent and the documents referred to in Paragraph 15 of Appendix 4 of the Scheme Document are available for inspection at the registered office of the Company at 60 Woodlands Industrial Park D Street 2 Singapore 738406 during normal business hours from the date of this Letter up to the close of the Offer Period.

15.	DIRECTORS’ RESPONSIBILITY STATEMENT
The Directors (including any who may have delegated detailed supervision of this Letter) have taken all reasonable care to ensure that the facts stated and all opinions expressed in this Letter are fair and accurate and that no material facts have been omitted from this Letter, and they jointly and severally accept responsibility accordingly.

Where any information has been extracted from published or publicly available sources, extracted or reproduced from the CRPS Offer Letter or otherwise obtained from the Acquiror or ATIC, the sole responsibility of the Directors has been to ensure, through reasonable enquiries, that such information is accurately extracted from such sources or, as the case may be, reflected or reproduced in this Letter. The Directors do not accept any responsibility for any information relating to or opinions expressed by the Acquiror or ATIC in the CRPS Offer Letter or the IFA in the IFA’s Letter on the Preference Share Offer.
Yours faithfully
For and on behalf of
the Board of Directors of
Chartered Semiconductor Manufacturing Ltd.
James A. Norling
Chairman

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APPENDIX 1
LETTER FROM THE IFA TO THE INDEPENDENT DIRECTORS ON
THE PREFERENCE SHARE OFFER

Deutsche Bank AG
Singapore Branch
One Raffles Quay
#17-00 South Tower
Singapore 048583
Tel +65 6423 8001
Fax +65 6538 2610 / 6538 2629

12 October 2009
The Independent Directors of
Chartered Semiconductor Manufacturing Ltd.
60 Woodlands Industrial Park D
Street 2
Singapore 738406
Dear Sirs,
PROPOSED ACQUISITION OF CHARTERED SEMICONDUCTOR MANUFACTURING LTD. BY ATIC INTERNATIONAL INVESTMENT COMPANY LLC BY WAY OF A SCHEME OF ARRANGEMENT UNDER SECTION 210 OF THE COMPANIES ACT, CHAPTER 50 OF SINGAPORE
For the purpose of this letter, capitalised terms not otherwise defined herein shall have the same meaning given to them in the scheme document dated 9 October 2009 (the “Scheme Document”) issued by Chartered Semiconductor Manufacturing Ltd. (the “Company”) to its shareholders.

1.	INTRODUCTION
On 7 September 2009, the respective boards of directors of the Company and ATIC International Investment Company LLC (the “Acquiror”) jointly announced the proposed acquisition (the “Acquisition”) of the Company by the Acquiror, a company incorporated in Abu Dhabi and wholly-owned by Advanced Technology Investment Company LLC (“ATIC”). ATIC is a technology investment company wholly-owned by the Government of Abu Dhabi. The Acquisition will be effected by way of a scheme of arrangement (the “Scheme”) under Section 210 of the Companies Act, Chapter 50 of Singapore and in accordance with the Singapore Code on Takeovers and Mergers (the “Code”).
Upon the Scheme becoming effective and binding, the Company will become a wholly-owned subsidiary of the Acquiror, and (i) subject to the approval of the SGX-ST, the Company will be delisted from the Official List of the SGX-ST and (ii) subject to the filing of a notification with the SEC and prior written notification to Nasdaq, the ADSs will be delisted from Nasdaq. The Company also intends to deregister the Company Shares and the ADSs with the SEC and terminate its reporting obligations under the Exchange Act. Conditional upon the Scheme becoming effective, the ADS Deposit Agreement will be terminated as at the Effective Date.
In connection with the Scheme, the Acquiror has made an offer (the “Preference Share Offer”) to the holders (“Preference Share Holders”) of convertible redeemable preference shares in the capital of the Company (“CRPS”) to purchase all the CRPS held by the Preference Share Holders on the terms and conditions set out in the letter dated 12 October 2009 issued by the Acquiror in connection with the Preference Share Offer (the “CRPS Offer Letter”). In addition, the Acquiror has solicited consents for voting at the EGM and the Class Meeting in favour of Special Resolution (2) (or consenting to the passing of Special Resolution (2)) as further described in the CRPS Offer Letter (the “Consent Solicitation”).

Chairman of the Supervisory Board: Clemens Börsig
Management Board: Josef Ackermann (Chairman),
Hugo Bänziger, Michael Cohrs, Jürgen Fitschen, Anshuman Jain,
Stefan Krause, Hermann-Josef Lamberti, Rainer Neske
Deutsche Bank Aktiengesellschaft domiciled in Frankfurt am Main HRB No 30 000 · Frankfurt am Main Local Court VAT ID Nr. DE114103379 Deutsche Bank Group on the Internet: http://www.db.com

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The Preference Share Offer is made to registered Preference Share Holders (“Registered Preference Share Holders”), including The Bank of New York Depository (Nominees) Limited (“BNY Mellon”) insofar as it remains a registered Preference Share Holder prior to the expiration of the Offer Period (as defined in paragraph 3.1(i) of this letter below).
As stated in the CRPS Offer Letter, beneficial holders of CRPS (“Beneficial Preference Share Holders”) whether holding interests in CRPS through Euroclear Bank S.A/N.V. or Clearstream Banking, societe anonyme, or otherwise, who wish to instruct BNY Mellon to (i) accept the Preference Share Offer on their behalf in respect of their CRPS and/or (ii) vote in favour of and consent in relation to Special Resolution (2), should note and follow the procedures for giving such instructions to BNY Mellon as set out in Appendix B to the CRPS Offer Letter.
The Preference Share Offer does not extend to the original principal amount of US$38,919,000 6.00 per cent. amortizing bonds due 2010 issued by the Company together with its issue of the CRPS.
For further details on the terms and conditions of the Preference Share Offer, please refer to (i) paragraph 4 of the Company’s Letter to Shareholders in the Scheme Document, (ii) paragraph 3.1 of the Letter from the Acquiror to Shareholders in Appendix 3 to the Scheme Document, (iii) the CRPS Offer Letter, and (iv) the letter dated 12 October 2009 issued by the Company to the Preference Share Holders in connection with the Preference Share Offer (the “CRPS Offeree Letter”).

2.	TERMS OF REFERENCE
Deutsche Bank AG, Singapore Branch (“Deutsche Bank”) has been appointed as the independent financial adviser to the Independent Directors in respect of the Preference Share Offer. Our advice set out in this letter does not represent a fairness opinion in respect of the Preference Share Offer and does not address the Scheme Consideration to be paid to Shareholders in connection with the Scheme. Our advice to the Independent Directors on the financial terms of the Scheme is set out in the IFA’s Letter on the Scheme and is reproduced in Appendix 2 to the Scheme Document.
For the purposes of the advice set out in this letter, we have:
(i)	reviewed the reported prices and trading activity for the Company Shares;

(ii)	reviewed the information contained in the Scheme Document;

(iii)	reviewed the information contained in the CRPS Offer Letter, the CRPS Offeree Letter and the Articles; and

(iv)	reviewed other information, performed other analysis, and considered other factors as we considered appropriate.
We do not, by this letter, comment on or warrant the merits of the Preference Share Offer other than to advise the Independent Directors for the purposes of Rule 19(b) of the Code. We have confined our evaluation to the financial terms of the Preference Share Offer. Our terms of reference do not require us to evaluate or comment on the strategic or commercial merits and/or risks of the Preference Share Offer or on the future prospects of the Company (or any of its related or associated companies). Such evaluation or comment, if any, remains the sole responsibility of the Directors and the management of the Company (“Management”) although we may draw upon their views or make such comments in respect thereof (to the extent deemed necessary or appropriate by us and provided that such has been disclosed to us) in arriving at our view as set out in this letter. We were not requested or authorised to solicit, and we have not solicited, any indications of interest from any third party with respect to the Company Shares, the CRPS or the assets of the Company. We are therefore not addressing the relative merits of the Preference Share

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Offer as compared to any alternative transaction (if any) previously considered by the Company (or the Preference Share Holders) or that otherwise may be available to the Company (or the Preference Share Holders), or as compared to any alternative offer that might otherwise be available in the future.
We were neither a party to the negotiations entered into by the Company in relation to the Preference Share Offer nor were we involved in the discussions leading up to the decision on the part of the Directors to enter into the Implementation Agreement.
The Directors have confirmed to us that, to the best of their knowledge and belief, all material information relating to the Company, the Group, the Scheme, the Preference Share Offer, the Scheme Document and the CRPS Offeree Letter have been disclosed to us, that such information provided and representations made to us by the Directors and Management are true, complete and accurate in all material respects as at 1 October 2009 (the “Latest Practicable Date”) and that there are no omissions of which would cause any information disclosed to us to be inaccurate, incomplete or misleading as at the Latest Practicable Date.
We have relied upon the assurances of the Directors that the Scheme Document and the CRPS Offeree Letter have been approved by the Directors (including those who may have delegated detailed supervision of the Scheme Document and the CRPS Offeree Letter). We have also relied upon such confirmation by the Directors and the assurances of the Directors made pursuant to the directors’ responsibility statement set out in paragraph 20 of the Company’s Letter to Shareholders in the Scheme Document and paragraph 15 of the CRPS Offeree Letter, that the Directors (including those who may have delegated detailed supervision of the Scheme Document and the CRPS Offeree Letter) have taken all reasonable care to ensure that the facts stated and all opinions expressed in the Scheme Document and the CRPS Offeree Letter (excluding those expressed in this letter, the IFA’s Letter on the Scheme, the IFA’s Letter on the Outlook and those expressed by or in relation to the Acquiror, ATIC and the FAs) are fair and accurate and that no material facts have been omitted. The Directors jointly and severally accept responsibility accordingly. Where any information provided to us has been extracted from published or publicly available sources, the responsibility of the Directors has been to ensure that having made reasonable inquiries, such information was accurately extracted from these sources or, as the case may, reflected or reproduced in the Scheme Document or the CRPS Offeree Letter.
We have relied upon certain publicly available information relating to the Company and the accuracy and completeness of all information given to us by the Directors and Management and have not independently verified such information, whether written or verbal, and accordingly cannot and do not represent or warrant, expressly or impliedly, and do not accept any responsibility for, the accuracy, completeness or adequacy of such information.
We are not required to express, and we do not express, any view on the growth prospects, earnings potential or valuation of the Company. We are therefore not expressing any view herein as to the prices at which the Company Shares or the CRPS may trade assuming the absence of the Scheme or if the Scheme is not effected.
We have not made any independent evaluation or appraisal of the assets and liabilities of the Company or the Group and we have not been furnished with any such independent evaluation or appraisal. Accordingly, no representation or warranty, express or implied, is made and no responsibility is accepted by us concerning the accuracy, completeness or adequacy of all such information, provided or otherwise made available to us or relied on by us.
The preparation of this letter, our financial evaluation of the Preference Share Offer and our advice, as set out in this letter, are based upon the market, economic, industry, monetary and other conditions prevailing as at the Latest Practicable Date, as well as publicly available information and information provided to us by the Company and its advisors as at the Latest Practicable Date. Such conditions may change

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significantly over a relatively short period of time. Preference Share Holders should take note of any announcements relevant to their consideration of the Preference Share Offer which may be released by or on behalf of the Company and/or the Acquiror after the Latest Practicable Date. In arriving at our view, we have taken into account certain other factors and have been required to make certain assumptions. We assume no responsibility to update, revise or reaffirm our opinion in light of any subsequent development after the Latest Practicable Date that may affect our opinion contained herein.
In rendering our advice, we have not had regard to the general or specific investment objectives, financial situation, risk profiles, tax position or particular needs and constraints of any individual Preference Share Holder. As each Preference Share Holder would have different investment objectives and profiles, we would advise the Independent Directors to recommend that any individual Preference Share Holder who may require specific advice in relation to his or her investment portfolio should consult his or her stockbroker, bank manager, solicitor, accountant, tax adviser or other professional advisers immediately.
The Company has been separately advised by its own advisers in the preparation of the Scheme Document and the CRPS Offeree Letter (other than this letter, the IFA’s Letter on the Scheme and the IFA’s Letter on the Outlook). We have had no role or involvement and have not provided any advice, financial or otherwise, whatsoever in the preparation, review and verification of this Scheme Document and the CRPS Offeree Letter (other than this letter, the IFA’s Letter on the Scheme and the IFA’s Letter on the Outlook). Accordingly, we take no responsibility for and express no views, express or implied, on the contents of this Scheme Document and the CRPS Offeree Letter (other than this letter, the IFA’s Letter on the Scheme and the IFA’s Letter on the Outlook).
This letter is addressed to the Independent Directors solely for their benefit in connection with, and for the purposes of, their consideration of the Preference Share Offer. The recommendations made by the Independent Directors to the Preference Share Holders shall remain the sole responsibility of the Independent Directors. Our advice in this letter should not, in any event, be relied on as a recommendation to, or confer any rights or remedies upon, any Preference Share Holder as to how they should deal with their CRPS or how they should act in relation to the Preference Share Offer. In addition, this letter does not constitute a fairness opinion or a recommendation to any Preference Share Holder as to whether such Preference Share Holder should accept or reject the Preference Share Offer.
For the avoidance of doubt, this letter does not constitute and should not be relied on as a recommendation to, or confer any rights or remedies upon, any Shareholder (including any ADS holder) as to how such person should deal with or vote their Company Shares in relation to the Scheme or any matter related thereto.

3.	PREFERENCE SHARE OFFER
3.1	Terms of the Preference Share Offer
As at the Latest Practicable Date, there were 28,350 CRPS in issue which are convertible into 68,810,670 Company Shares at the prevailing conversion price of US$4.12. For the avoidance of doubt, the Scheme will be extended, on the same terms and conditions, to all new Company Shares unconditionally issued or to be issued on or before the Books Closure Date pursuant to the valid conversion of any CRPS into new Company Shares.
In connection with the Scheme, the Acquiror has made the Preference Share Offer to the Preference Share Holders to purchase all the CRPS held by them on the terms and conditions set out in the CRPS Offer Letter.

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(i)	Offer Period. The Preference Share Offer will be open for acceptance by Preference Share Holders at any time from 12 October 2009 (being the date of the CRPS Offer Letter) until 5.30 p.m. (Singapore time) on the date on which the Scheme, if approved, becomes effective in accordance with its terms (the “Effective Date”), or such later date(s) as may be announced from time to time by and on behalf of the Acquiror by press release or other public announcement prior to the Effective Date (the “Offer Period”). The Effective Date, which the Company currently expects to fall on 10 December 2009 as indicated in the Scheme Document, is not currently known but the Acquiror will give notice of the Effective Date as soon as possible once it has been determined.

Preference Share Holders may choose to accept the Preference Share Offer in respect of all or part of their holdings of interests in CRPS. The Preference Share Offer Price (as defined in paragraph 3.1(ii) of this letter below) shall be applicable to any number of CRPS held.

(ii)	Consideration. The consideration payable for each CRPS (the “Preference Share Offer Price”) will be an amount in United States Dollars equal to the Early Redemption Price (as defined below) determined by reference to the Effective Date, provided that if any dividend or distribution with respect to the CRPS is declared on or after the Announcement Date, and such dividend or distribution is paid or made to Preference Share Holders of record as at any date prior to the Effective Date, the Preference Share Offer Price shall be reduced by the amount of such dividend or distribution. Once the Effective Date has been determined, the Acquiror will give notice of the Effective Date and of the actual Preference Share Offer Price payable as soon as possible.

The “Early Redemption Price” shall, as of any date of determination, be determined as follows:

Early Redemption Price = Allocated Value x (US$10,000 / Allocated Value) Elapsed Days / 1800

where:
(a)	“Allocated Value” is equal to US$8,443.24; and

(b)	“Elapsed Days” means the number of days elapsed since the date on which the CRPS were first allotted and issued to the Effective Date (computed on the basis of a 360-day year of 12 30-day months).
The Preference Share Offer Price will remain the same regardless of whether acceptances are tendered on or prior to the Effective Date, or if the Offer Period is extended beyond the Effective Date, thereafter.
(iii)	Deemed Consent. By accepting the Preference Share Offer:
(a)	each accepting Registered Preference Share Holder will be deemed (in respect of the CRPS it has tendered in acceptance of the Preference Share Offer) to have (I) consented to pass Special Resolution (2) to amend Article 4A of the Articles in the manner set out in Appendix C to the CRPS Offer Letter, (II) if it has accepted the Preference Share Offer prior to the EGM and the Class Meeting, undertaken to vote in favour of Special Resolution (2) at the EGM and the Class Meeting, and any adjournment thereof, and (III) consented in writing pursuant to Article 4A.21(3) of the Articles to approve Special Resolution (2) to

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amend Article 4A of the Articles in the manner set out in Appendix C to the CRPS Offer Letter, which resolution, if consented to in writing by holders of at least three-fourths of the CRPS obtained within two months of the Class Meeting, shall be as valid and effectual as a special resolution carried at the Class Meeting; and

(b)	each accepting Beneficial Preference Share Holder will be deemed (in respect of the CRPS for which it has instructed BNY Mellon to accept the Preference Share Offer on its behalf) to have (I) consented to pass Special Resolution (2) to amend Article 4A of the Articles in the manner set out in Appendix C to the CRPS Offer Letter, (II) if it has instructed BNY Mellon to accept the Preference Share Offer on its behalf prior to the EGM and the Class Meeting, irrevocably instructed BNY Mellon to vote in favour of Special Resolution (2) at the EGM and the Class Meeting, and any adjournment thereof, and (III) irrevocably instructed BNY Mellon to consent in writing pursuant to Article 4A.21(3) of the Articles to approve Special Resolution (2) to amend Article 4A of the Articles in the manner set out in Appendix C to the CRPS Offer Letter, which resolution, if consented to in writing by holders of at least three-fourths of the CRPS obtained within two months of the Class Meeting, shall be as valid and effectual as a special resolution carried at the Class Meeting.
Preference Share Holders may choose to accept the Preference Share Offer in respect of all or part of their holdings of interests in CRPS. Beneficial Preference Share Holders may choose to instruct BNY Mellon to accept the Preference Share Offer in respect of all or part of their holdings of interests in CRPS.
(iv)	Scheme, Preference Share Offer and Consent Solicitation Mutually Exclusive. Whilst the Preference Share Offer is conditional upon the Scheme becoming effective, neither the Scheme nor the Preference Share Offer is conditional upon a minimum number of acceptances being received in relation to the Preference Share Offer. The Scheme, the Preference Share Offer and the Consent Solicitation are separate and mutually exclusive. The Preference Share Offer and the Consent Solicitation do not form part of the Scheme, and vice versa. Without prejudice to the foregoing, if a Preference Share Holder converts the CRPS held by it into new Company Shares, it may not accept the Preference Share Offer or participate in the Consent Solicitation in respect of such CRPS. Conversely, if a Preference Share Holder wishes to accept the Preference Share Offer or participate in the Consent Solicitation in respect of the CRPS held by it, it may not convert those CRPS into new Company Shares.
3.2	Conditions
The Preference Share Offer is conditional upon the Scheme becoming effective.
The Scheme will only become effective and binding if all the Scheme Conditions as set out in Appendix 5 to the Scheme Document have been satisfied (or where applicable, waived) and provided neither the Company nor the Acquiror exercises its Termination Right (if any). Preference Share Holders should note that if any of the Scheme Conditions is not satisfied (or, where applicable, waived) the Scheme may not become effective. There is no assurance as at the Latest Practicable Date that the Scheme will become effective.
The Preference Share Offer is not conditional upon a minimum number of acceptances of the Preference Share Offer being received.

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3.3	Termination of the Implementation Agreement
The Implementation Agreement may be terminated by either Party at any time on or prior to the Record Date (provided that the Party seeking termination does so only after it has had prior consultation with the SIC), and on the grounds set out in paragraph  3.3 of the Company’s Letter to Shareholders in the Scheme Document. In the event that the Implementation Agreement is terminated, the Scheme will not proceed.
Subject to prior consultation with the SIC, the Acquiror has the right at its discretion to elect to proceed by way of an Offer in lieu of proceeding with the Acquisition by way of the Scheme if the circumstances set out in paragraph 3.6.1 of the Company’s Letter to Shareholders in the Scheme Document are met. If the Acquiror validly exercises such Switch Option, the Implementation Agreement will terminate with effect from the date of announcement by the Acquiror of its firm intention to make the Offer. Further details of the Switch Option are contained in paragraph 3.6 of the Company’s Letter to Shareholders in the Scheme Document.

3.4	Further Details on the Preference Share Offer
For further details on the Preference Share Offer, please refer to (i) paragraph 4 of the Company’s Letter to Shareholders in the Scheme Document, (ii) paragraph 3.1 of the Letter from the Acquiror to Shareholders in Appendix 3 to the Scheme Document, (iii) the CRPS Offer Letter, and (iv) the CRPS Offeree Letter.

4.	FINANCIAL ASSESSMENT OF THE PREFERENCE SHARE OFFER
We have limited our advice in this letter to the financial terms of the Preference Share Offer. We have considered the various alternatives available to Preference Share Holders with respect to the Preference Share Offer Price in connection with the Scheme and the Preference Share Offer, which include the following:
(i)	accept the Preference Share Offer;

(ii)	not accept the Preference Share Offer but convert their CRPS into Company Shares and sell such Company Shares in the open market;

(iii)	not accept the Preference Share Offer but convert their CRPS into Company Shares and then consider whether to vote for or against the Scheme;

(iv)	not accept the Preference Share Offer but exercise the Preference Share Holder’s option to require the Company to redeem the CRPS at the Early Redemption Price (as defined in Article 4A of the Articles). We note that Article 4A.8 of the Articles provides that the Preference Share Holders will generally have the option to require the Company to redeem, out of funds legally available for such redemption, any or all of their CRPS at the Early Redemption Price if a Fundamental Change (as defined in Article 4A.8(2) of the Articles) occurs (the “Option to Redeem”). A Fundamental Change, includes without limitation, the occurrence of any of the following:
(a)	the Company Shares not being listed on the SGX-ST (or its successor) or the ADSs not being listed on New York Stock Exchange, the American Stock Exchange or the Nasdaq National Market (or their respective successors);

(b)	(I) Temasek Holdings (Private) Limited and its successor corporations (“Temasek”) ceasing to beneficially own (as such term is defined under Rule 13d-3 and Rule 13d-5 under the Exchange Act) at least 30% of the Company’s voting securities, (II) any

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“person” or “group” (as such terms are used in Sections 13(d) and 14(d) under the Exchange Act) acquires beneficial ownership of the Company’s voting securities that is greater than the beneficial ownership of Temasek of the Company’s voting securities, or (III) Temasek ceases to control (as defined in Article 4A.8(4)(c) of the Articles) the Company;

(c)	(I) the Company consolidates with or merges into any other person, or any other person merges with or into the Company, unless the holders of the Company Shares immediately prior to such transaction own, directly or indirectly immediately following such transaction, at least a majority of the combined voting power of all the then outstanding voting securities entitled to vote generally in elections of directors of the continuing or surviving corporation resulting from such transaction, or (II) the Company sells, assigns, conveys, transfers or leases all or substantially all of the assets of the Company and its subsidiaries, taken as a whole, to another person (other than to one or more of the Company’s wholly-owned subsidiaries); or

(d)	at any time the continuing directors of the Company do not constitute a majority of the board of directors of the Company (or, if applicable, a successor corporation to the Company).
However, the Option to Redeem does not apply in respect of a Fundamental Change described in the foregoing paragraphs (b), (c) or (d) if, inter alia, the closing sale price of the Company Shares on the SGX-ST for any five trading days, within the period of 10 consecutive trading days ending immediately before or after (as the case may be) the Fundamental Change, equals or exceeds 105% of the applicable Conversion Price (as defined in Article 4A.1 of the Articles) in effect on each of those five trading days.

Upon the occurrence of a Fundamental Change, the Company is obliged under Article 4A.8(5) of the Articles to give notice of that Fundamental Change to all Preference Share Holders as soon as practicable but no later than 5 business days after the Company becomes aware of the occurrence of that Fundamental Change. Such notice must state, among other things, the Fundamental Change redemption date, which will be the maturity date of the CRPS or the date falling 45 calendar days from the date of the notice (whichever is the earlier).

We also note that under Section 215(1) of the Companies Act, if the Acquiror receives acceptances pursuant to the Preference Share Offer for not less than 90 per cent. of the total number of CRPS (other than those already held by the Acquiror, its related corporations or their respective nominees as at the date of the CRPS Offer Letter), the Acquiror will be entitled to exercise its right to compulsorily acquire all the remaining CRPS at the Preference Share Offer Price. The Acquiror has expressed its intention to exercise its right of compulsory acquisition of any CRPS not held by the Acquiror, its related corporations and their respective nominees in such an event. We further note that under the Articles, the Company may at any time prior to the maturity date of 17 August 2010 redeem all the CRPS from the Preference Share Holders at the Early Redemption Price (as defined in Articles 4A of the Articles) if at least 95 per cent. of the CRPS issued have been converted, redeemed or purchased and cancelled or in the circumstances specified in Article 4A.7(1)(a) of the Articles;

(v)	not accept the Preference Share Offer and sell their CRPS in the market. We note that the CRPS currently have very limited trading liquidity;

(vi)	not accept the Preference Share Offer and continue to hold their CRPS for possible future conversion. We note that if the Scheme becomes effective, the Company will be delisted from the Official List of the SGX-ST. We also note that:

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(a)	if Special Resolution (1) is passed at the EGM, upon the Scheme becoming effective and binding or upon the completion of the Compulsory Acquisition (as the case may be), Company Shares which are issued to a Preference Share Holder pursuant to the conversion of the CRPS held by it will be compulsorily acquired by the Acquiror (or as the Acquiror may direct in writing to the Company) at the Transfer Consideration; and

(b)	if Special Resolution (2) is passed at the EGM and the Class Meeting (or otherwise with the consent in writing from the holders of at least three-fourths of the CRPS obtained within two months of the Class Meeting), upon the Scheme becoming effective and binding or upon the completion of the Compulsory Acquisition (as the case may be), in the event a Preference Share Holder wishes to convert the CRPS held by it into Company Shares, the Company shall be entitled (but not obliged) to settle its obligation to such Preference Share Holder by paying the Redemption Amount in lieu of issuing such Company Shares; and
(vii)	not accept the Preference Share Offer and continue to hold their CRPS until their maturity date on 17 August 2010 when they are required to be redeemed by the Company at a redemption price of US$10,000 per CRPS. We note that under Section 215(1) of the Companies Act, if the Acquiror receives acceptances pursuant to the Preference Share Offer for not less than 90 per cent. of the total number of CRPS (other than those already held by the Acquiror, its related corporations or their respective nominees as at the date of the CRPS Offer Letter), the Acquiror will be entitled to exercise its right to compulsorily acquire all the remaining CRPS at the Preference Share Offer Price. The Acquiror has expressed its intention to exercise its right of compulsory acquisition of any CRPS not held by the Acquiror, its related corporations and their respective nominees in such an event. We further note that under the Articles, the Company may at any time prior to the maturity date of 17 August 2010 redeem all the CRPS from the Preference Share Holders at the Early Redemption Price (as defined in Articles 4A of the Articles) if at least 95 per cent. of the CRPS issued have been converted, redeemed or purchased and cancelled or in the circumstances specified in Article 4A.7(1)(a) of the Articles.
We have also considered other factors, including, without limitation, the following:
(i)	Irrevocable Undertakings. As at the Latest Practicable Date, the Company Shares which are the subject of the STS Irrevocable Undertaking and the Management Executive Irrevocable Undertakings represent approximately 62.31 per cent. of all the Company Shares. The (i) STS Irrevocable Undertaking and (ii) the Management Executive Irrevocable Undertakings will continue to be binding on (i) STS and (ii) each of Chia Song Hwee and George Thomas respectively, even if the Acquiror does not exercise the Switch Option in the event of a Superior Offer. Further details of the Irrevocable Undertakings can be found in paragraph 6 of the Company’s Letter to Shareholders in the Scheme Document and paragraph 6 of the Explanatory Statement in the Scheme Document;

(ii)	Third Party Proposals. The Directors have confirmed to us that, from the Announcement Date up to the Latest Practicable Date, no alternative offer for the Company Shares and/or the CRPS has emerged from a third party. There is also no publicly available evidence of any such alternative offer for the Company Shares and/or the CRPS; and

(iii)	Limitation on Subsequent Offer. Preference Share Holders should note that, in the event that the Scheme does not become effective, neither the Acquiror nor any persons acting in concert with them in the course of the Scheme nor any person who is subsequently acting in concert with any of them may (except with the SIC’s consent) within 12 months from the date on which the Scheme is withdrawn or lapses (i) announce an offer or possible offer for the Company or (ii)

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acquire any voting rights of the Company if the Acquiror or any persons acting in concert with them would thereby become obliged under Rule 14 of the Code to make an offer for the Company.
Based on and subject to the foregoing:
(i)	we would advise the Independent Directors to advise the Preference Share Holders to carefully consider all relevant factors in evaluating the various alternatives available to them; and

(ii)	unless the Preference Share Holders are of the view that:
(a)	by converting their CRPS into Company Shares and selling the Company Shares in the open market, they will be able to receive a value greater than the Preference Share Offer Price (after deducting all related expenses); or

(b)	by selling their CRPS in the open market, they will be able to receive a value greater than the Preference Share Offer Price (after deducting all related expenses); or

(c)	by exercising their option to require the Company to redeem their CRPS at the Early Redemption Price pursuant to the occurrence of a Fundamental Change under Article 4A.8 of the Articles, they will be able to generate more attractive returns than by accepting the Preference Share Offer (after deducting all related expenses and taking into account all relevant factors which include the possibility of the Acquiror exercising its right to compulsorily acquire the CRPS at the Preference Share Offer Price, any amendment to the terms and conditions of the CRPS, the future financial performance of the Company and the ability of the Company to pay the redemption amount); or

(d)	by holding their CRPS until their maturity date on 17 August 2010, they will be able to generate more attractive returns than by accepting the Preference Share Offer (after deducting all related expenses and taking into account all relevant factors which include the possibility of the Acquiror exercising its right to compulsorily acquire the CRPS at the Preference Share Offer Price, any amendment to the terms and conditions of the CRPS, the future financial performance of the Company and the ability of the Company to pay the redemption amount), we would advise the Independent Directors to recommend to the Preference Share Holders that they should ACCEPT the Preference Share Offer.
We would also advise the Independent Directors to caution the Preference Share Holders that they should not rely on our advice to the Independent Directors as the sole basis for deciding whether or not to accept the Preference Share Offer.
This letter is addressed to the Independent Directors solely for their benefit, in connection with, and for the purpose of, their consideration of financial terms of the Preference Share Offer and should not be relied on by any other party or for any other purpose. Our terms of reference do not require us to express, and we do not express, an opinion on the future growth prospects of the Company. This letter does not constitute, and should not be relied on as a recommendation to, or confer any rights or remedies upon, any Preference Share Holder as to how any Preference Share Holder should act in relation to the Preference Share Offer or any matter related thereto. The recommendation made by the Independent Directors to the

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Preference Share Holders in relation to the Preference Share Offer shall remain the sole responsibility of the Independent Directors.
In rendering our advice, we did not have regard to the specific investment objectives, financial situation, tax position or particular needs and constraints of any individual Preference Share Holder. As each Preference Share Holder would have different investment objectives and profiles, we would advise the Independent Directors to recommend that any Preference Share Holder who may require specific advice in relation to his or her investment objectives or portfolio should consult his stockbroker, bank manager, solicitor, accountant, tax adviser or other professional advisers immediately.
The Independent Directors should also note that the trading of CRPS is subject to, inter alia, the performance and prospects of the Company and the Group, prevailing market conditions, economic outlook and market conditions and sentiments. Accordingly, this advice does not and cannot take into account future trading activities, patterns or price levels that may be established for the CRPS after the Latest Practicable Date since these are governed by factors beyond the ambit of our review and also, this advice, if given, would not fall within our terms of reference in connection with the Preference Share Offer.
Whilst a copy of this letter may be reproduced in the CRPS Offeree Letter, neither the Company nor the Directors may reproduce, disseminate or quote this letter (or any part thereof) for any other purpose at any time and in any manner without the prior written consent of Deutsche Bank in each specific case.
This letter is given for the purposes of compliance with the relevant Singapore laws and regulations and shall be governed by, and construed in accordance with, the laws of Singapore, and is strictly limited to the matters stated herein and does not apply by implication to any other matter. Nothing herein shall confer or be deemed or is intended to confer any right or benefit to any third party and the Contracts (Rights of Third Parties) Act, Chapter 53B of Singapore and any amendments thereto shall not apply.
Yours faithfully,
For and on behalf of
Deutsche Bank AG, Singapore Branch

Sandeep Pahwa	Suneet Weling
Managing Director	Director

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APPENDIX B
PROCEDURES FOR ACCEPTANCE AND OTHER DETAILS OF THE PREFERENCE SHARE OFFER
Preference Share Holders and Beneficial Preference Share Holders who need assistance with respect to the procedures relating to the Preference Share Offer should contact the Tender Agent, the contact details of which are Audrey Chan (audrey.chan@bnymellon.com) at +65 6432 0355 and Carol Au (carol.au@bnymellon.com) at +65 6432 0252.
CRPS may be tendered according to the procedures set forth below.

1.	FOR REGISTERED PREFERENCE SHARE HOLDERS ONLY
1.1	Procedures for the Acceptance of the Preference Share Offer by the Registered Preference Share Holders via the Form of Acceptance and Transfer (“FAT”)

If you hold CRPS as a registered Preference Share Holder and wish to accept the Preference Share Offer, you should complete and sign the FAT (a copy of which may be requested in writing at the address below) in accordance with the provisions and instructions in this CRPS Offer Letter, and the provisions and instructions printed on the FAT (which provisions and instructions shall be deemed to form part of the terms of the Preference Share Offer) and forward, at your own risk, the duly completed and signed FAT together with the relevant share certificate(s), other document(s) of title and/or any other relevant document(s) required by the Acquiror to:

WongPartnership LLP One George Street #20-01 Singapore 049145

so as to arrive not later than 5.30 p.m. (Singapore time) on the last day of the Offer Period.

No acknowledgement of receipt of any FAT, share certificate(s), other document(s) of title and/or any other relevant document(s) required by the Acquiror will be given.

All communications, certificates, notices, documents and remittances to be delivered or sent to you will be sent to you (or your designated agent or, in the case of joint accepting Preference Share Holders who have not designated any agent, to the one first named in the register of preference shareholders of the Company) by ordinary post to your address as it appears in the register of preference shareholders of the Company at your own risk (or, for the purpose of remittances only, to such different name and address as may appear in the FAT and at your own risk).

In the event that the Scheme does not become effective, the FAT, share certificate(s) and other documents will be returned at your own risk by ordinary post within 14 days of the lapse of the Preference Share Offer.
1.2	Other Relevant Information In Respect of the Procedures for Acceptance via FAT

Delivery of the duly completed and signed FAT to the Acquiror at the address stated in paragraph 1.1 of this Appendix B, shall be conclusive evidence in favour of the Acquiror of the right and title of the person(s) signing it to deal with the same and with the CRPS to which it relates.

It is your responsibility to ensure that the FAT is properly completed in all respects. The Acquiror will be entitled to reject any acceptance that does not comply with the provisions and instructions contained herein, in the CRPS Offer Letter and in the FAT, or which is otherwise incomplete, incorrect, illegible or invalid in any respect. Any decision to reject the FAT on the grounds that it has been incompletely, incorrectly or invalidly signed, completed or submitted will be final and binding, and neither ATIC nor the Acquiror accepts any responsibility or liability for the consequences of such a decision.

2.	FOR BENEFICIAL PREFERENCE SHARE HOLDERS ONLY
2.1	Summary of Actions to be Taken In Relation to Procedures to Instruct BNY Mellon via Electronic Instructions to (a) accept the Preference Share Offer on their behalf OR (b) vote at the EGM and the Class Meeting in favour of Special Resolution (2) (or consent to the passing of the Special Resolution (2)), each in respect of interests in CRPS held by the Beneficial Preference Share Holders

Beneficial Preference Share Holders who wish to instruct BNY Mellon to accept the Preference Share Offer or to vote in favour of and consent in relation to Special Resolution (2) pursuant to the Consent Solicitation, on their behalf should submit a valid electronic tender and blocking instruction via the relevant Clearing Systems (each, an “Electronic Instruction”) in accordance with the procedures set out in this section “Summary of Actions to be Taken In Relation to Procedures to Instruct BNY Mellon via Electronic Instructions to (a) accept the Preference Share Offer on their behalf OR (b) vote at the EGM and the Class Meeting in favour of Special Resolution (2) (or consent to the passing of the Special Resolution (2)), each in respect of interests in CRPS held by the Beneficial Preference Share Holders ”.

To instruct BNY Mellon to accept the Preference Share Offer or to vote in favour of and consent in relation to Special Resolution (2), on its behalf in respect of its interests in CRPS, a Beneficial Preference Share Holder should deliver, or arrange to have delivered on its behalf, via the relevant Clearing System and in accordance with the requirements of such Clearing System, a valid Electronic Instruction that is received by the Tender Agent (in the case of the Preference Share Offer) not later than 5.30 p.m. (Singapore time) on the last day of the Offer Period and (in the case of the Consent Solicitation) not later than 11.00 a.m. (Singapore time), 2 November 2009.

A Beneficial Preference Share Holder giving its instructions to BNY Mellon pursuant to the submission of an Electronic Instruction in accordance with the terms of this CRPS Offer Letter will be deemed to have made the representations and warranties set forth in paragraph 2.3 of this Appendix B — “Representations, Warranties and Undertakings”.

Beneficial Preference Share Holders are advised to check with any broker, dealer, bank, trust company or other nominee or custodian through which they hold CRPS whether such intermediary needs to receive instructions from a Beneficial Preference Share Holder before certain deadlines in order for such Beneficial Preference Share Holder to be able to instruct BNY Mellon to participate in the Preference Share Offer or the Consent Solicitation before the deadlines specified in this CRPS Offer Letter. The deadlines set by each Clearing System for the submission of Electronic Instructions may be earlier than the relevant deadlines specified in this CRPS Offer Letter.
2.2	Electronic Instructions

To give an Electronic Instruction, a Beneficial Preference Share Holder should either:
(a)	contact the relevant Clearing System for participation procedures and deadlines regarding the submission of an Electronic Instruction via the relevant Clearing System to instruct BNY Mellon; or

(b)	request such Beneficial Preference Share Holder’s broker, dealer, bank, trust company or other nominee or custodian to effect the submission of an Electronic Instruction to instruct BNY Mellon,

and each such Electronic Instruction submitted to the relevant Clearing System will be subject to the representations and warranties set forth in paragraph 2.3 of this Appendix B — “Representations, Warranties and Undertakings” .

Notwithstanding the delivery of the instructions by each Beneficial Preference Share Holder by means of an Electronic Instruction, each Beneficial Preference Share Holder thereby agrees that such Electronic Instruction constitutes a written instruction to BNY Mellon.
In respect of the Preference Share Offer

Each Electronic Instruction, by which Beneficial Preference Share Holders are to give their irrevocable instructions to BNY Mellon to accept the Preference Share Offer in respect of their interests in CRPS on their behalf, should include (a) the name of the Beneficial Preference Share Holder giving the instructions, (b) the total number of CRPS which the Beneficial Preference Share Holder wishes BNY Mellon to tender on its behalf, (c) the name of the Direct Participant (as defined below) and the securities account number for the relevant Clearing System in which the CRPS to which the instructions relate are held, and (d) the class of CRPS (including ISIN) to which the Electronic Instruction relates.
In respect of the Consent Solicitation

Each Electronic Instruction, by which Beneficial Preference Share Holders are to give their irrevocable instructions to BNY Mellon to vote at the EGM and the Class Meeting (and any adjournment thereof) in favour of Special Resolution (2) and to consent in relation to Special Resolution (2) in respect of their interests in CRPS on their behalf, should include (a) the name of the Beneficial Preference Share Holder giving the instructions, (b) the total number of CRPS which the Beneficial Preference Share Holder wishes BNY Mellon to vote and consent on its behalf, (c) the name of the Direct Participant and the securities account number for the relevant Clearing System in which the CRPS to which the instructions relate are held, and (d) the class of CRPS (including ISIN) to which the Electronic Instruction relates.

By submitting an Electronic Instruction, the Beneficial Preference Share Holder will be deemed to have confirmed:
(a)	that it wishes to participate in and instruct BNY Mellon to accept the Preference Share Offer or the Consent Solicitation, as the case may be;

(b)	the name of the Beneficial Preference Share Holder or the relevant Direct Participant and the securities account number at the relevant Clearing System in which the relevant CRPS are held; and

(c)	that it is instructing the relevant Clearing System to appoint and authorise BNY Mellon or instructing BNY Mellon (as the case may be) to:
(i)	(if it had instructed BNY Mellon to accept the Preference Share Offer on its behalf prior to the EGM and the Class Meeting) attend and vote in favour of Special Resolution (2) at the EGM and the Class Meeting and any adjournment thereof as set out in the Notice of the EGM and the Notice of Class Meeting respectively; and/or

(ii)	consent in writing pursuant to Article 4A.21(3) on its behalf to the passing of the Special Resolution (2) provided such consent is obtained within two (2) months of the Class Meeting (as may be adjourned), in respect of the total number of CRPS stated in such Electronic Instruction.
A Beneficial Preference Share Holder who has instructed BNY Mellon to accept the Preference Share Offer in respect of its interests in CRPS shall be deemed to have given its consent in relation to the passing of Special Resolution (2) in respect of the total number of

CRPS stated in the relevant Electronic Instruction as described in paragraph 1.6 of the CRPS Offer Letter and are not entitled to participate in the Consent Solicitation in respect of those same CRPS which are the subject of the relevant Electronic Instruction.

Notwithstanding that Special Resolution (2) may have been duly passed at the EGM and the Class Meeting, Special Resolution (2) does not become effective if the Scheme does not become effective for whatever reason.

Only persons who are shown in the records of the Clearing Systems as holders of the CRPS (“Direct Participants”) may submit Electronic Instructions. Each Beneficial Preference Share Holder that is not a Direct Participant must contact his broker, dealer, bank, trust company or other nominee or custodian to arrange for the Direct Participant through which such Beneficial Preference Share Holder holds its CRPS to submit a valid Electronic Instruction on its behalf to the relevant Clearing System before the deadlines specified by the relevant Clearing System.

All questions as to the validity, form and eligibility (including time of receipt) of any Electronic Instruction or as to the revocation of any Electronic Instruction will be determined by the Acquiror, in its sole discretion, and such determination will be final and binding. The Acquiror reserves the absolute right to reject any and all Electronic Instructions or revocation instructions not in proper form or in respect of which, in the opinion of the Acquiror’s legal advisers, the acceptance by the Acquiror may be unlawful. The Acquiror also reserves the absolute right to waive any defects, irregularities or delay in the submission of any and all Electronic Instructions or revocation instructions. Further, the Acquiror reserves the absolute right to waive any such defect, irregularity or delay in respect of a particular Electronic Instruction, whether or not the Acquiror elects to waive similar defects, irregularities or any delay in respect of other Electronic Instructions. Any defect, irregularity or delay must be cured within such time as the Acquiror determines, unless waived by it. Electronic Instructions will be deemed not to have been made until such defects, irregularities or delays have been cured or waived. Neither the Acquiror nor the Tender Agent shall be under any duty to give notice to a Beneficial Preference Share Holder of any defects, irregularities or delays in any Electronic Instruction or revocation instructions nor shall any of them incur any liability for failure to give such notice.

CRPS should be blocked in accordance with the procedures of the relevant Clearing System and the deadlines required by the Clearing System. The Acquiror and the Tender Agent shall be entitled to accept submission of an Electronic Instruction as deemed confirmation that such CRPS have been so blocked. By having the relevant CRPS blocked in the relevant Clearing System, each such Beneficial Preference Share Holder will be deemed to have consented to have such Clearing System provide details concerning its identity to the Tender Agent and to the Tender Agent to provide such details to the Company and the Acquiror.
2.3	Representations, Warranties and Undertakings

By submitting or procuring the submission of an Electronic Instruction to the relevant Clearing System, a Beneficial Preference Share Holder is deemed to represent, warrant and undertake to the Acquiror, the Tender Agent and BNY Mellon as of the date of submission of such Electronic Instruction, the Effective Date and the Settlement Date as follows:
(1)	it has received and reviewed this CRPS Offer Letter and all other information as it deems necessary or appropriate in order to make its decision and has undertaken an appropriate analysis of the implications of the Preference Share Offer and the Consent Solicitation without reliance on the Acquiror or the Tender Agent;

(2)	the CRPS are, at the time of acceptance, and will continue to be, held by it in its name at the relevant Clearing System, from the Effective Date to the Settlement Date;

(3)	it agrees and consents that the CRPS will be blocked in the securities account to which such CRPS are credited in the relevant Clearing System with effect from, and including, the date on which the Electronic Instruction was received by the relevant Clearing System until the Settlement Date, in accordance with the normal procedures of such Clearing System and after taking into account the deadlines imposed by such Clearing System;

(4)	the submission of an Electronic Instruction constitutes its irrevocable instruction to BNY Mellon to accept the Preference Share Offer on its behalf in respect of the number of CRPS set out in the Electronic Instruction and its irrevocable instruction to BNY Mellon as custodian to:
(a)	(if it had instructed BNY Mellon to accept the Preference Share Offer on its behalf prior to the EGM and the Class Meeting) attend and vote in favour of Special Resolution (2) at the EGM and the Class Meeting and any adjournment thereof as set out in the Notice of the EGM and the Notice of Class Meeting respectively; and/or

(b)	consent in writing pursuant to Article 4A.21(3) on its behalf to the passing of Special Resolution (2) provided such consent is obtained within two (2) months of the Class Meeting (as may be adjourned);
(5)	by having the relevant CRPS blocked in the relevant Clearing System, it will be deemed to consent to have such Clearing System provide details concerning its identity to the Tender Agent and to the Tender Agent to provide such details to the Company and the Acquiror;

(6)	its instructions to BNY Mellon to accept the Preference Share Offer or vote and consent in relation to the Consent Solicitation on its behalf in respect of the number of CRPS set out in the Electronic Instruction is made in compliance with the applicable law and regulation of its jurisdiction of incorporation or residence; it has obtained all requisite governmental, exchange control or other required consents; complied with all requisite formalities; and paid any issue, transfer or other taxes or requisite payments due from it in each respect in connection with any offer or acceptance in any jurisdiction and that it has not taken or omitted to take any action in breach of the terms of the Preference Share Offer or which will or may result in the Acquiror, the Tender Agent or any other person acting in breach of the legal or regulatory requirements of any such jurisdiction in connection with the Preference Share Offer;

(7)	upon the terms and subject to the conditions of the Preference Share Offer, it irrevocably authorises BNY Mellon to tender for purchase in such Preference Share Offer in respect of the total number of CRPS blocked in its account in the relevant Clearing System and, subject to and effective on such purchase by the Acquiror, it renounces all right, title and interest in and to all such CRPS purchased by or at the direction of the Acquiror and waives and releases any rights or claims it may have against the Acquiror or BNY Mellon with respect to any such CRPS and/or such Preference Share Offer;

(8)	it agrees to ratify and confirm each and every act or thing that may be done or effected by the Acquiror and the Tender Agent and BNY Mellon, any of their respective directors or any person nominated by the Acquiror or the Tender Agent or BNY Mellon, as the case may be, in the proper exercise of its powers and/or authority hereunder;

(9)	it agrees to do all such acts and things as shall be necessary and execute any additional documents deemed by the Acquiror to be necessary, in each case to complete the transfer of the relevant CRPS to the Acquiror or its nominee against receipt by it of the Preference Share Offer Price and/or to perfect any of the authorities expressed to be given hereunder;

(10)	all authority conferred or agreed to be conferred pursuant to its acknowledgements, agreements, representations, warranties and undertakings, and all of its obligations and all the consents given by it shall be binding upon its successors, assigns, heirs, executors, trustees in bankruptcy and legal representatives, and shall not be affected by, and shall survive, its death or incapacity;

(11)	no information or advice has been provided to it by the Acquiror, the Company or the Tender Agent, or any of their respective directors or employees, with regard to the tax consequences for it or any other Beneficial Preference Share Holder of the purchase of CRPS by the Acquiror pursuant to the Preference Share Offer and it acknowledges that it is solely liable for any taxes and similar or related payments imposed on it under the laws of any applicable jurisdiction as a result of its participation in the Preference Share Offer and agrees that it will not and does not have any right of recourse (whether by way of reimbursement, indemnity or otherwise) against the Acquiror or the Tender Agent, or any of their respective directors or employees, or any other person in respect of such taxes and payments;

(12)	it is not a person to whom it is unlawful to make an invitation pursuant to the Preference Share Offer under applicable securities laws and it has (before submitting or arranging for the submission on its behalf, as the case may be, of the Electronic Instruction in respect of the interests in CRPS it is instructing BNY Mellon to tender on its behalf for purchase) complied with all laws and regulations applicable to it for the purposes of its participation in the Preference Share Offer;

(13)	it has full power and authority to require and authorise BNY Mellon to vote and consent in relation to the Consent Solicitation or to tender on its behalf the CRPS to which the relevant Electronic Instruction relates, the Preference Share Offer and if such CRPS are accepted for purchase by the Acquiror, such CRPS will be transferred to, or to the order of, the Acquiror with full title free from all Encumbrances, not subject to any adverse claim and together with all rights attached to such CRPS, and it will, upon request, execute and deliver any additional documents and/or do such other things deemed by the Acquiror to be necessary or desirable to complete the transfer and/or cancellation of such CRPS or to evidence such power and authority;

(14)	it holds and will hold, until the time of settlement on the Settlement Date, the relevant CRPS blocked in the relevant Clearing System and, in accordance with the requirements of such Clearing System and by the deadline required by such Clearing System; it has submitted, or has caused to be submitted, the Electronic Instruction to such Clearing System to authorise the blocking of the CRPS with effect on and from the date of such submission so that, at any time pending the transfer, conversion or exchange of such CRPS on the relevant Settlement Date to the Acquiror, no transfers, conversion or exchange of such CRPS may be effected;

(15)	it understands and agrees that the Acquiror’s obligation to purchase and pay for CPRS that have been accepted by it for purchase is conditional upon the Scheme being approved at the Court Meeting and becoming effective and that the Scheme is conditional on the Scheme Conditions set out in the enclosed Scheme Document being satisfied (or waived, where applicable);

(16)	it is a person who (i) has professional experience in matters relating to investments falling within Article 19(5) of the Financial Services and Markets Act 2000 (Financial Promotion) Order 2005 (as amended, the “Financial Promotion Order”), or (ii) falls within Article 49(2)(a) to (d) (“high net worth companies, unincorporated associations etc”) of the Financial Promotion Order, (iii) is outside the United Kingdom, or (iv) is someone to whom an invitation or inducement to engage in investment activity (within the meaning of section 21 of the Financial Services and Markets Act 2000) in connection with the CRPS Offer Letter may otherwise lawfully be communicated or caused to be communicated; and

(17)	it is not resident or incorporated in Belgium or, if it is resident or incorporated in Belgium, it is a qualified investor within the meaning of Article 10, of the Belgian Public Offer Law, acting on its own account.
2.4	No Guaranteed Delivery

There are no guaranteed delivery procedures provided by the Acquiror in connection with the Preference Share Offer, the Consent Solicitation or this CRPS Offer Letter. Beneficial Preference Share Holders whose CRPS are held in the name of a broker, dealer, bank, trust company or other nominee or custodian must contact such entity sufficiently in advance of (a) the end of the Offer Period (in respect of the Preference Share Offer) and/or (b) 11.00 a.m. (Singapore time) on 2 November 2009 (in respect of the Consent Solicitation), if they wish to instruct BNY Mellon in respect of the Preference Share Offer or the Consent Solicitation, as the case may be.
2.5	Notices

The Acquiror reserves the right to notify of any matter, including the fact that the Preference Share Offer or Consent Solicitation has been proposed, to any or all Preference Share Holders and/or Beneficial Preference Share Holders by (i) an announcement to the SGX-ST or paid advertisement in a daily newspaper published and circulated in Singapore and/or (ii) a press release in the United States or paid advertisement in the United States edition of the daily newspaper The Wall Street Journal, in which case such notice shall be deemed to have been sufficiently given notwithstanding any failure by any Preference Share Holder and/or Beneficial Preference Share Holder to receive or see such announcement or advertisement.

3.	FOR BOTH REGISTERED PREFERENCE SHARE HOLDERS AND BENEFICIAL PREFERENCE SHARE HOLDERS
3.1	Special Instructions for Preference Share Holders Holding CRPS as a Component of a Unit Comprising a CRPS and an Amortizing Bond

For the avoidance of doubt, the Preference Share Offer does not extend to the Amortizing Bonds issued by the Company together with its issue of the CRPS.

Accordingly, to the extent that any CRPS held by you is a component of a unit comprising a CRPS and an Amortizing Bond, and you want to accept the Preference Share Offer, you must separate your CRPS from the relevant Amortizing Bond prior to accepting the Preference Share Offer in respect of your CRPS.
3.2	Acceptances and Withdrawal

Preference Share Holders may choose to accept the Preference Share Offer or participate in the Consent Solicitation in respect of all or part of their holdings of interests in CRPS. Each Preference Share Holder who accepts the Preference Share Offer will receive the Preference Share Offer Price for each CRPS tendered for acceptance under the Preference Share Offer.

Beneficial Preference Share Holders may choose to instruct BNY Mellon to accept the Preference Share Offer or participate in the Consent Solicitation in respect of all or part of their holdings of interests in CRPS on their behalf. Each Beneficial Preference Share Holder who instructs BNY Mellon to accept the Preference Share Offer on its behalf will receive the Preference Share Offer Price for each CRPS tendered in acceptance for the Preference Share Offer.

The attention of the Preference Share Holders and the Beneficial Preference Share Holders is drawn to paragraph 1.10 of the CRPS Offer Letter in respect of the rights of the Preference Share Holders pursuant to Section 215(3) of the Companies Act.

All acceptances of and instructions to accept, the Preference Share Offer and instructions to vote in favour of and consent in relation to Special Resolution (2) pursuant to the Consent Solicitation will be irrevocable and you will therefore not be entitled to withdraw your acceptance, instruction to accept or instructions to vote and consent, as the case may be.
3.3	Settlement

Subject to the Scheme becoming effective (and the Scheme is conditional on the Scheme Conditions set out in the Scheme Document being satisfied (or waived, where applicable)), the Settlement Date is expected to be not later than ten (10) days after: (a) the Effective Date, in respect of acceptances received on or before the Effective Date; or (b) the date of receipt by the Acquiror, in respect of acceptances received after the Effective Date (if the Offer Period is extended beyond the Effective Date), on which date the Acquiror will pay, or procure that there is paid, the Preference Share Offer Price to all Preference Share Holders and Beneficial Preference Share Holders who have validly participated in the Preference Share Offer. The Acquiror will give notice of the exact Settlement Date(s) once the same has been determined after the Effective Date, from time to time.

APPENDIX C

Chartered Semiconductor Manufacturing Ltd. 60 Woodlands Industrial Park D Tel: +(65) 6362.2838 Street 2 Fax: +(65) 6362.2938 Singapore 738406 Registration No. 198703584K www.charteredsemi.com

NOTICE OF EXTRAORDINARY GENERAL MEETING

To Be Held On 4 November 2009

To Our Shareholders,

You are cordially invited to attend and NOTICE IS HEREBY GIVEN of an Extraordinary General Meeting (“EGM”) of Chartered Semiconductor Manufacturing Ltd. (“Company”) to be held in Singapore on Wednesday, 4 November 2009 at Republic Polytechnic Lecture Theatre at W2 (LT-W2) Level 1, 9 Woodlands Avenue 9 Singapore 738964 at 11:30 a.m. (Singapore time) (or soon thereafter following the conclusion or adjournment of the meeting of the shareholders of the Company convened at the direction of the High Court of the Republic of Singapore to approve the Scheme referred to below to be held at 11:00 a.m. (Singapore time) on the same day and at the same place) to consider and, if thought fit, to pass with or without modifications the following resolutions, each of which will be proposed as a special resolution:

Special Resolution (1): Adoption and Inclusion of new Article 4B in the Articles of Association

That, with effect on and from the later of:

(1)	the date of passing of this resolution; and

(2)	(a) where the Acquisition is to be effected by way of a Scheme, the Effective Date; or

(b)	where the Acquisition is to be effected by way of an Offer, the Compulsory Acquisition Completion Date,

(as each such capitalised term is defined in the new Article 4B referred to below) the Articles of Association of the Company be amended by the adoption and inclusion of the following new Article 4B:

“4B.1	In this Article 4B, the following expressions shall, unless the context otherwise requires, have the following meanings:

“Acquisition” means the proposed acquisition of the Company by BidCo pursuant to the Implementation Agreement;

“BidCo” means ATIC International Investment Company LLC (commercial registration number 1170717), a company incorporated in Abu Dhabi and having its offices at Mamoura Building A Muroor Road Abu Dhabi United Arab Emirates;

“BidCo Permitted Person” means any of GlobalFoundries, Inc., BidCo or any subsidiary of any holding company for the time being of BidCo;

“Compulsory Acquisition” means the compulsory acquisition of the Ordinary Shares by BidCo pursuant to Section 215(1) of the Act in the event that the Offer becomes or is declared unconditional in all respects and BidCo has received acceptances in respect of not less than 90 per cent. of the number of Ordinary Shares which are the subject of the Offer (other than Ordinary Shares already held at the date of the Offer by BidCo, its related corporations or their respective nominees);

“Compulsory Acquisition Completion Date” means the date and time of the completion of the Compulsory Acquisition;

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“Consideration” means the amount payable by BidCo for each Ordinary Share to which the Scheme or the Offer relates in accordance with the terms of the Scheme or the Offer, as the case may be;

“Court Meeting” means the meeting of holders of Ordinary Shares convened at the direction of the High Court of the Republic of Singapore to be held in Singapore to approve the Scheme and any adjournments thereof;

“Effective Date” means the date and time on which the Scheme becomes effective and binding in accordance with its terms;

“Encumbrances” means all charges, mortgages, liens, hypothecations, judgments, encumbrances, easements, rights of pre-emption, securities, title retentions, preferential rights, preferential arrangements, trust arrangements or all other security interests or all other agreements or arrangements having a commercial effect analogous to the conferring of security or a similar right in favour of any person;

“Implementation Agreement” means the agreement dated 7 September 2009 between BidCo and the Company relating to the Acquisition, as may from time to time be amended, revised or supplemented;

“New Member” means:

(a)	any person, other than a BidCo Permitted Person, to whom any new Ordinary Shares are issued on any Transfer Date; and

(b)	any subsequent transferee of any such Ordinary Shares who becomes a member of the Company;

“Offer” means a voluntary conditional cash offer for the Ordinary Shares under the Singapore Code on Take-overs and Mergers, by or on behalf of BidCo to acquire Ordinary Shares not already owned, controlled or agreed to be owned or controlled by BidCo, on the terms and subject to the conditions to be set out in the Offer Document;

“Offer Cut-Off Date” means the closing date of the Offer, provided that:

(a)	the Offer has become or been declared unconditional in all respects; and

(b)	BidCo is entitled to exercise its rights of Compulsory Acquisition;

“Offer Document” means the offer document issued or to be issued by or on behalf of BidCo in connection with the Offer and any other document which may be issued by or on behalf of BidCo to amend, revise, supplement or update any and all such documents from time to time;

“Scheme” means a scheme of arrangement under Section 210 of the Act on the terms and subject to the conditions set out in the Scheme Document;

“Scheme Document” means the document dated 9 October 2009 issued by the Company in connection with the Scheme and any other document which may be issued by or on behalf of the Company to amend, revise, supplement or update any and all such documents from time to time;

“Transfer Consideration” means the Consideration, subject to any adjustments, if required, in the event of a sub-division or consolidation of the ordinary share capital of the Company, such adjustments to be determined by the Board of Directors of the Company as appropriate;

“Transfer Date” means:

(a)	where the Acquisition is to be effected by way of a Scheme:

(i)	in the case of any new Ordinary Shares which are issued to any New Member after the Voting Record Time and on or prior to the Effective Date, the date and time immediately after the Effective Date; and

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(ii)	in the case of any new Ordinary Shares which are issued to any New Member after the Effective Date, the date and time immediately after the issue of any such new Ordinary Shares; and

(b)	where the Acquisition is to be effected by way of an Offer:

(i)	in the case of any new Ordinary Shares which are issued to any New Member after the Offer Cut-Off Date and on or prior to the Compulsory Acquisition Completion Date, the date and time immediately after Compulsory Acquisition Completion Date; and

(ii)	in the case of any new Ordinary Shares which are issued to any New Member after the Compulsory Acquisition Completion Date, the date and time immediately after the issue of any such new Ordinary Shares; and

“Voting Record Time” means 48 hours before the date and time of the Court Meeting.

4B.2    (1)        This Article 4B.2 applies where the Acquisition is to be effected by way of a Scheme.

(2)	Subject to and upon the Scheme becoming effective and binding in accordance with its terms, if any new Ordinary Shares are issued to any New Member:

(a)	after the Voting Record Time and on or prior to the Effective Date; or

(b)	after the Effective Date,

each such New Member shall be required to transfer to BidCo (or as BidCo may direct in writing to the Company), and BidCo shall be required to acquire from any such New Member, all and not some only of such new Ordinary Shares on the relevant Transfer Date, free from all Encumbrances and with all rights attached to such new Ordinary Shares on the relevant Transfer Date and thereafter attaching thereto, in consideration of a sum equal to the Transfer Consideration.

4B.3    (1)        This Article 4B.3 applies where the Acquisition is to be effected by way of an Offer.

(2)	Subject to and upon the completion of the Compulsory Acquisition, if any new Ordinary Shares are issued to any New Member:

(a)	after the Offer Cut-Off Date and on or prior to the Compulsory Acquisition Completion Date; or

(b)	after the Compulsory Acquisition Completion Date,

each such New Member shall be required to transfer to BidCo (or as BidCo may direct in writing to the Company), and BidCo shall be required to acquire from any such New Member, all and not some only of such new Ordinary Shares on the relevant Transfer Date, free from all Encumbrances and with all rights attached to such new Ordinary Shares on the relevant Transfer Date and thereafter attaching thereto, in consideration of a sum equal to the Transfer Consideration.

4B.4	To give effect to any transfer of any new Ordinary Shares required by this Article 4B, the Company may:

(1)	appoint any person to execute or deliver as transferor a share transfer instrument on behalf of any New Member in favour of BidCo (or as BidCo may direct in writing to the Company);

(2)	give a good receipt and discharge for the Transfer Consideration paid for those Ordinary Shares so transferred;

(3)	subject to the stamping of the relevant share transfer instrument, register BidCo (or as BidCo may direct in writing to the Company) as the holder of those Ordinary Shares so transferred in the Register of Transfers and Register of Members; and

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(4)	issue to BidCo (or as BidCo may direct in writing to the Company) one or more share certificates for those Ordinary Shares so transferred.

4B.5	Pending the registration of BidCo (or as BidCo may direct in writing to the Company) as the holder of any new Ordinary Shares to be transferred pursuant to this Article 4B, and subject to BidCo paying the Transfer Consideration for those Ordinary Shares so transferred in accordance with Article 4B.6, BidCo shall be empowered to appoint a person to act as attorney on behalf of any New Member in accordance with such directions as BidCo may give, including without limitation, in relation to:

(1)	any dealings with or disposal of such Ordinary Shares (or any interest therein);

(2)	exercising any rights attached thereto; or

(3)	receiving any distribution or other benefit accruing or payable in respect thereof,

and, if a person is so appointed to act as attorney, no New Member shall be entitled to exercise any rights attaching to any such new Ordinary Shares except in accordance with the instructions of BidCo.

4B.6	Any Transfer Consideration payable in respect of any new Ordinary Shares transferred under this Article 4B shall be paid in full by or on behalf of BidCo within 10 days of the relevant Transfer Date.”

Special Resolution (2): Adoption and Inclusion of new Article 4A.16(6A) in the Articles of Association

That, with effect on and from the latest of:

(1)	the date of passing of this resolution;

(2)	the date on which the CRPS Alteration (as defined below) is approved by:

(a)	the holders (“Preference Shareholders”) of the convertible redeemable preference shares (“Preference Shares”) at a separate Class Meeting pursuant to Article 4A.21(1); or

(b)	in the event this resolution is not passed at such separate Class Meeting, consent in writing from the holders of at least three-fourths of the Preference Shares outstanding, pursuant to Article 4A.21(3); and

(3)	(a)	where the Acquisition is to be effected by way of a Scheme, the date the Scheme becomes effective and binding in accordance with its terms; or

(b)	where the Acquisition is to be effected by way of an Offer, the date and time of the completion of the Compulsory Acquisition,

(as each such capitalised term is defined in the new Article 4A.16(6A) referred to below) the Articles of Association of the Company be amended by the adoption and inclusion of the following new Article 4A.16(6A) (“CRPS Alteration”):

“(6A)	Company’s Right to Treat Conversion as Redemption. Subject to and upon:

(1)	where the Acquisition is to be effected by way of a Scheme, the Scheme becoming effective and binding in accordance with its terms; or

(2)	where the Acquisition is to be effected by way of an Offer, the completion of the Compulsory Acquisition,

as the case may be, upon delivery of a Conversion Notice in respect of any Preference Share to the Conversion Agent and a copy thereof to the Company in accordance with this Article 4A.16, the Company shall have the right, but not the obligation in its sole discretion, and without the consent of the holder of any

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such Preference Share, to satisfy its obligation to issue Ordinary Shares upon the exercise of such Preference Shareholder’s conversion right by redeeming all and not part only of such Preference Share for the Redemption Amount.

If the Company elects to exercise its rights under this Article 4A.16(6A), the Company shall notify the Preference Shareholder of its exercise of such right within 10 Business Days of the date of receipt of such Conversion Notice, specifying the date of redemption which, notwithstanding Article 4A.16(10), shall be a date falling not less than five Business Days and not more than 20 Business Days after the date of delivery of such notification to the Preference Shareholder, and the provisions of Article 4A.9 shall apply to any such redemption.

In this Article 4A.16(6A), the following expressions shall, unless the context otherwise requires, have the following meanings:

“Acquisition” means the proposed acquisition of the Company by BidCo pursuant to the Implementation Agreement;

“BidCo” means ATIC International Investment Company LLC (commercial registration number 1170717), a company incorporated in Abu Dhabi and having its offices at Mamoura Building A Muroor Road Abu Dhabi United Arab Emirates;

“Compulsory Acquisition” means the compulsory acquisition of the Ordinary Shares by BidCo pursuant to Section 215(1) of the Act in the event that the Offer becomes or is declared unconditional in all respects and BidCo has received acceptances in respect of not less than 90 per cent. of the number of Ordinary Shares which are the subject of the Offer (other than Ordinary Shares already held at the date of the Offer by BidCo, its related corporations or their respective nominees);

“Implementation Agreement” means the agreement dated 7 September 2009 between BidCo and the Company relating to the Acquisition, as may from time to time be amended, revised or supplemented;

“Offer” means a voluntary conditional cash offer for the Ordinary Shares under the Singapore Code on Take-overs and Mergers, by or on behalf of BidCo to acquire Ordinary Shares not already owned, controlled or agreed to be owned or controlled by BidCo, on the terms and subject to the conditions to be set out in the Offer Document;

“Offer Document” means the offer document issued or to be issued by or on behalf of BidCo in connection with the Offer and any other document which may be issued by or on behalf of BidCo to amend, revise, supplement or update any and all such documents from time to time;

“Scheme” means a scheme of arrangement under Section 210 of the Act on the terms and subject to the conditions set out in the Scheme Document; and

“Scheme Document” means the document dated 9 October 2009 issued by the Company in connection with the Scheme and any other document which may be issued by or on behalf of the Company to amend, revise, supplement or update any and all such documents from time to time.”

The foregoing items of business are more fully described in the Proxy Statement.

The Board of Directors has fixed 5:00 p.m. (Singapore time) on 5 October 2009 as the date for determining those holders of ordinary shares in the capital of the Company in issue and Preference Shareholders (collectively, “Shareholders”) who will be entitled to receive copies of this Notice and the accompanying Proxy Statement.

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NOTES:

(1)	A Shareholder is a person whose name appears on the Depository Register of The Central Depository (Pte) Limited (“CDP”) in Singapore or a person registered in the Company’s Register of Shareholders (Members) or Register of Preference Shareholders.

(2)	Subject to Notes (3) to (5) below, a Shareholder who is registered with CDP as at 48 hours before the time set for the Extraordinary General Meeting (“EGM”) on 4 November 2009 shall be entitled to vote in person or by proxy at the EGM.

(3)	Although Preference Shareholders are entitled to attend, speak and vote at any class meeting of Preference Shareholders, they are not entitled to attend and vote at any general meetings, save that such Preference Shareholders are entitled to attend and vote at such general meetings if at least one of the proposed resolutions is either in respect of amending the rights of Preference Shareholders or in respect of the winding-up of the Company. However, even at such general meetings, Preference Shareholders may vote only on those resolutions that pertain to the election of the chairman of such meeting, amendment of the rights of Preference Shareholders, the winding-up of the Company, or any motion for adjournment of such meeting.

(4)	Special Resolution (2) to be voted at the EGM relates to the variation of the rights of Preference Shareholders. Preference Shareholders are therefore entitled to attend and vote at the EGM. However, at the EGM, Preference Shareholders may vote only on those resolutions that pertain to the election of the chairman of the EGM, Special Resolution (2), or any motion for adjournment of the EGM. Preference Shareholders are not entitled to vote on Special Resolution (1).

(5)	Subject to Note (4) above, a Shareholder entitled to attend and vote at the EGM is entitled to appoint one or two proxies to attend and vote on his behalf. A proxy need not be a member of the Company. The instrument appointing a proxy or proxies, a form of which is enclosed, must be deposited at the registered office of the Company at 60 Woodlands Industrial Park D Street 2 Singapore 738406 not less than 48 hours before the time set for the EGM or any adjournment or postponement thereof. The instrument appointing a proxy or proxies may be revoked at any time not less than 48 hours before the time set for the EGM by the Shareholder submitting a subsequently dated instrument appointing a proxy or proxies or at the EGM prior to the vote of the resolution by the Shareholder attending the EGM and voting in person.

(6)	The Company is subject to the continuing Nasdaq Global Select Market listing rules and applicable U.S. federal securities laws and is not subject to the continuing listing rules of the Singapore Exchange Securities Trading Limited.

BY ORDER OF THE BOARD

LOOI LEE HWA (MS)
COMPANY SECRETARY

Singapore
9 October 2009

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Chartered Semiconductor Manufacturing Ltd. 60 Woodlands Industrial Park D Tel: +(65) 6362.2838 Street 2 Fax: +(65) 6362.2938 Singapore 738406 Registration No. 198703584K www.charteredsemi.com

PROXY STATEMENT

EXTRAORDINARY GENERAL MEETING

To Be Held On 4 November 2009

This Proxy Statement is furnished in connection with the solicitation by the Board of Directors (“Board”) of Chartered Semiconductor Manufacturing Ltd. (“Company”), a company incorporated in Singapore under the Companies Act, Chapter 50 of Singapore, of proxies for voting at the Company’s Extraordinary General Meeting (“EGM”) to be held in Singapore on Wednesday, 4 November 2009 at Republic Polytechnic Lecture Theatre at W2 (LT-W2) Level 1, 9 Woodlands Avenue 9 Singapore 738964 at 11:30 a.m. (Singapore time) (or soon thereafter following the conclusion or adjournment of the meeting of the shareholders of the Company convened at the direction of the High Court of the Republic of Singapore to approve the Scheme referred to below to be held at 11:00 a.m. (Singapore time) on the same day and at the same place (the “Court Meeting”)), or any adjournments or postponements thereof, for the purposes set out in the accompanying Notice of EGM. Shareholders should read this Proxy Statement carefully prior to returning their instruments appointing a proxy or proxies.

This Proxy Statement, the accompanying instrument appointing a proxy or proxies and the Notice of EGM were mailed to Shareholders on or about 9 October 2009.

In this Proxy Statement and Notice of EGM, references to “S$” shall mean Singapore dollars, the legal currency of the Republic of Singapore and references to “US$” shall mean United States dollars (“U.S. dollars”), the legal currency of the United States of America. This Proxy Statement contains translations of certain Singapore dollar amounts into U.S. dollars based on the exchange rate of S$1.4138 = US$1.00 as at 1 October 2009. These translations should not be construed as a representation that those Singapore dollar or U.S. dollar amounts could have been, or could be, converted to U.S. dollars or Singapore dollars, as the case may be, at any particular rate, the rate stated above, or at all.

Shareholders Entitled to Notice of EGM and Vote

The Board has fixed 5:00 p.m. (Singapore time) on 5 October 2009 as the date for determining those holders of ordinary shares in the capital of the Company in issue (“Ordinary Shares”) and convertible redeemable preference shares (“Preference Shares”) (collectively, “Shareholders”) who will be entitled to receive copies of the Notice of EGM and this Proxy Statement.

A Shareholder is a person whose name appears in the Depository Register of The Central Depository (Pte) Limited (“CDP”) in Singapore or in the Company’s Register of Shareholders (Members) or Register of Preference Shareholders.

Subject to the restrictions on voting by a holder of Preference Shares (“Preference Shareholder”) set out in this Proxy Statement, a holder of Ordinary Shares (“Ordinary Shareholder”) who is registered with CDP as at 48 hours before the time set for the EGM on 4 November 2009 or in the Company’s Register of Shareholders (Members), and a Preference Shareholder whose name appears in the Company’s Register of Preference Shareholders, shall each be entitled to vote in person or by proxy at the EGM.

Although Preference Shareholders are entitled to attend, speak and vote at any class meeting of Preference Shareholders, they are not entitled to attend and vote at any general meetings, save that Preference Shareholders are entitled to attend and vote at such general meetings if at least one of the proposed resolutions is either in respect of varying the rights of Preference Shareholders or in respect of

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the winding-up of the Company. However, even at such general meetings, Preference Shareholders may vote only on those resolutions that pertain to the election of the chairman of such meeting, variation of the rights of Preference Shareholders, the winding-up of the Company, or any motion for adjournment of such meeting.

Special Resolution (2) (as defined below) to be voted at the EGM relates to the variation of rights of Preference Shareholders. Preference Shareholders are therefore entitled to attend and vote at the EGM. However, at the EGM, Preference Shareholders may vote only on those resolutions that pertain to the election of the chairman of the EGM, Special Resolution (2), or any motion for adjournment of the EGM. Preference Shareholders are not entitled to vote on Special Resolution (1) (as defined below).

As at 1 October 2009, the Company had 942,060,579 Ordinary Shares and 28,350 Preference Shares issued and outstanding.

Proxies

To be effective, the instrument appointing a proxy or proxies, a form of which is enclosed, must be deposited at the registered office of the Company at 60 Woodlands Industrial Park D Street 2 Singapore 738406 not less than 48 hours before the time set for the EGM, or any adjournment or postponement thereof. A proxy need not be a member of the Company, and Shareholders may appoint any member of the Board, the Company Secretary or any other person as their proxy.

A proxy or proxies given pursuant to this solicitation may be revoked by the Shareholder at any time not less than 48 hours before the time set for the EGM by the Shareholder submitting a subsequently dated instrument appointing a proxy or proxies or at the EGM prior to the vote of the resolution by the Shareholder attending the EGM and voting in person.

Quorum

The required quorum for transaction of business at the EGM is two or more Ordinary Shareholders holding not less than 33 1/3% of the total number of fully paid shares (excluding treasury shares), present in person or by proxy.

Voting and Solicitation

On a show of hands, every Ordinary Shareholder present in person or by proxy shall have one vote. On a poll, every Ordinary Shareholder present in person or by proxy shall have one vote for each Ordinary Share held or represented.

On a show of hands, every Preference Shareholder present in person or by proxy shall have one vote. On a poll, every Preference Shareholder present in person or by proxy shall have one vote for each Ordinary Share into which each Preference Share held by such holder would have been converted if the date on which the Preference Share is converted into Ordinary Shares is the date 48 hours preceding the date of the EGM. For illustrative purposes only, assuming all the 28,350 Preference Shares outstanding as at 1 October 2009 were converted at the then Conversion Price of US$4.12, they would have been converted into 68,810,679 Ordinary Shares.

Special Resolution (1) will be decided on a show of hands unless a poll is demanded by the Chairman of the EGM or an Ordinary Shareholder present in person or by proxy and entitled to vote at the EGM.

Special Resolution (2) will be decided on a show of hands unless a poll is demanded by the Chairman of the EGM or a Shareholder present in person or by proxy and entitled to vote at the EGM.

On a show of hands, Special Resolution (1) to be proposed at the EGM will be duly passed by the affirmative vote of not less than three-fourths of the Ordinary Shareholders present in person or by proxy and voting at the EGM. On a poll, Special Resolution (1) to be proposed at the EGM will be duly passed by the affirmative vote of not less than three-fourths of the votes cast by Ordinary Shareholders at the EGM.

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Every Ordinary Shareholder present in person or by proxy shall have one vote for each Ordinary Share held or represented on a poll.

On a show of hands, Special Resolution (2) to be proposed at the EGM will be duly passed by the affirmative vote of not less than three-fourths of Shareholders present in person or by proxy and voting at the EGM. On a poll, Special Resolution (2) to be proposed at the EGM will be duly passed by the affirmative vote of not less than three-fourths of the votes cast by Shareholders at the EGM. Every Ordinary Shareholder present in person or by proxy shall, on a poll, have one vote for each Ordinary Share held or represented. Every Preference Shareholder present in person or by proxy shall, on a poll, have one vote for each Ordinary Share into which each Preference Share held by such Preference Shareholder would have been converted if the date on which such Preference Share was converted into Ordinary Shares was the date 48 hours preceding the date of the EGM.

Ordinary Shares represented by a duly executed instrument appointing a proxy or proxies that is deposited with the Company (at least 48 hours before the time set for the EGM) will be voted at the EGM in accordance with Shareholders’ instructions contained in the instrument. In the absence of specific instructions in the instrument, the proxy or proxies of a Shareholder may vote or abstain as he or they may think fit.

The entire cost of soliciting proxies will be borne by the Company.

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SUMMARY OF PROPOSAL

Shareholders will be requested to vote on the following proposals at the EGM:

(1)	Adoption and Inclusion of new Article 4B in the Articles of Association (“Special Resolution (1)”); and

(2)	Adoption and Inclusion of new Article 4A.16(6A) in the Articles of Association (“Special Resolution (2)”),

(collectively, the “Alterations”)

SPECIAL RESOLUTIONS (1) AND (2)

The Alterations

Introduction.  As jointly announced by the respective boards of directors of the Company and ATIC International Investment Company LLC (“BidCo”) on 7 September 2009, the Company and BidCo had entered into an implementation agreement dated 7 September 2009 (“Implementation Agreement”) to effect the proposed acquisition of the Company by BidCo (“Acquisition”) by way of a scheme of arrangement (the “Scheme”) under Section 210 of the Companies Act, Chapter 50 of Singapore (“Companies Act”).

Further to that, the Company despatched a scheme document (“Scheme Document”) to the Shareholders on or about 9 October 2009. The Scheme Document contains details of the Scheme, including the consideration of S$2.68 in cash for each Ordinary Share (or approximately US$18.96 for each American Depositary Share (“ADS”), less the applicable ADS Depositary’s fees, taxes and expenses).

The Scheme will be extended, on the same terms and conditions to, among others, (a) all Ordinary Shares, including Ordinary Shares represented by ADSs, and (b) all new Ordinary Shares unconditionally issued or to be issued on or before a books closure date to be announced by the Company pursuant to the valid conversion of Preference Shares into new Ordinary Shares. Under certain circumstances, an offer may be made by or on behalf of BidCo, to acquire Ordinary Shares not already owned, controlled or agreed to be owned or controlled by BidCo, on the terms and subject to the conditions which will be set out in the offer document issued by or on behalf of BidCo (the “Offer”).

Effect of the Scheme or Offer.  Upon (a) the Scheme becoming effective and binding or (b) the Offer becoming or being declared unconditional in all respects and BidCo being entitled to compulsorily acquire all the Ordinary Shares not tendered in acceptance of the Offer pursuant to Section 215(1) of the Companies Act (“Compulsory Acquisition”), and BidCo exercising such right of Compulsory Acquisition, the Company will become a wholly-owned subsidiary of BidCo. In such case, subject to (i) the approval of the Singapore Exchange Securities Trading Limited (the “SGX-ST”), and (ii) the filing of a notification with the Securities and Exchange Commission of the United States of America and the delivery of prior written notification to Nasdaq Global Select Market (“Nasdaq”), the Company will be delisted from the Official List of the SGX-ST and its ADSs will be delisted from Nasdaq.

Rationale.  The Board is proposing the Alterations in discharge of its obligations under the Implementation Agreement and to enable BidCo to become the sole shareholder of the Company if the conditions described above are fulfilled.

Shareholders’ Approval.  Under Section 37(1) of the Companies Act, the Company may alter or add to its Articles of Association by special resolution. Section 184(1) of the Companies Act provides, inter alia, that a resolution shall be a special resolution when it has been passed by a majority of not less than three-fourths of such members as, being entitled to do so, vote in person or, where proxies are allowed, by proxy present at the general meeting proposing to pass the resolution as a special resolution. Accordingly, the approval of the Ordinary Shareholders is sought to pass Special Resolution (1) as a special resolution at the EGM.

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Under Article 4A.11(1) of the Company’s Articles of Association, Preference Shareholders are entitled to attend, speak and vote at any class meeting of Preference Shareholders. However, they are not entitled to attend and vote at any general meetings, save that Preference Shareholders are entitled to attend and vote at such general meetings if at least one of the proposed resolutions is either in respect of varying the rights of Preference Shareholders or in respect of the winding-up of the Company. However, at such general meetings, Preference Shareholders may vote only on those resolutions that pertain to the election of the chairman of such meeting, variation of the rights of Preference Shareholders, the winding-up of the Company, or any motion for adjournment of such meeting. As Special Resolution (2) relates to the variation of the rights of Preference Shareholders, the approval of the Shareholders is sought to pass Special Resolution (2) as a special resolution at the EGM.

Preference Shareholders’ Approval.  Subsequent to the EGM, the approval of the Preference Shareholders will be sought at a separate class meeting of the Preference Shareholders or, if such approval is not obtained at such separate class meeting, by way of a consent in writing. The variation to the rights of Preference Shareholders contemplated by Special Resolution (2) will not become effective unless both Special Resolution (2) is passed at the EGM and the approval or consent in writing of the Preference Shareholders for such variation is obtained.

Effect of Special Resolution (1).  The effect of Special Resolution (1) is that, upon the Scheme becoming effective and binding or the completion of the Compulsory Acquisition, Ordinary Shares which are issued to any person other than BidCo (or certain of its affiliates) will be compulsorily acquired by BidCo (or as BidCo may direct in writing to the Company) at the same consideration as the consideration for which Ordinary Shares are acquired by BidCo under the Scheme or the Offer, as the case may be, subject to such adjustments as may be appropriate in the event of a sub-division or consolidation of the ordinary share capital of the Company.

Effect of Special Resolution (2).  The effect of Special Resolution (2) is that, upon the Scheme becoming effective and binding or the completion of the Compulsory Acquisition, if any Preference Shareholder wishes to convert the Preference Shares held by it to Ordinary Shares, the Company may (but shall not be obliged to) settle its obligation to such Preference Shareholder by paying the Redemption Amount in lieu of issuing such Ordinary Shares.

Lenders’ Waivers.  Under the facility agreements between the Company and (a) the Export-Import Bank of the United States; and (b) Société Générale (collectively, the “Lenders”), there are restrictions against the amendment or modification of the Articles of Association. As at the date hereof, the Company is in discussions with the Lenders to seek their waivers from these restrictions.

Irrevocable Undertakings.  In connection with the Implementation Agreement, the following persons have each given an irrevocable undertaking to vote all their Ordinary Shares in favour of Special Resolutions (1) and (2) at the EGM:

(a)	Singapore Technologies Semiconductors Pte Ltd, which held 586,752,688 Ordinary Shares as at 1 October 2009, representing approximately 62.28 per cent. of all the Ordinary Shares then in issue;

(b)	Chia Song Hwee, the President and Chief Executive Officer of the Company, who held 188,000 Ordinary Shares as at 1 October 2009, representing approximately 0.02 per cent. of all the Ordinary Shares then in issue; and

(c)	George Thomas, the Chief Financial Officer of the Company, who held 52,086 Ordinary Shares as at 1 October 2009, representing approximately 0.01 per cent. of all the Ordinary Shares then in issue.

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Board Recommendation.  The Board believes that the Alterations are in the best interests of the Company and recommends a vote “FOR” the approval of Special Resolutions (1) and (2).

OTHER BUSINESS

The Board does not presently intend to bring any other business before the EGM and, so far as is known to the Board, no matters will be brought before the EGM except as is specified in this Proxy Statement.

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IMPORTANT

1.	For investors who have used their CPF monies to buy ordinary shares of Chartered Semiconductor Manufacturing Ltd., the Notice of Extraordinary General Meeting and accompanying Proxy Statement are forwarded to them at the request of their CPF Approved Nominees and is sent solely FOR INFORMATION ONLY.

2.	This Proxy Form is not valid for use by Investors who have used their CPF monies to buy Chartered Semiconductor Manufacturing Ltd. ordinary shares and shall be ineffective for all intents and purposes if used or purported to be used by them.

3.	CPF Investors who wish to vote should contact their CPF Approved Nominees.

PROXY FORM — EXTRAORDINARY GENERAL MEETING

I/We,	of

(Address)
being a member(s) of CHARTERED SEMICONDUCTOR MANUFACTURING LTD. (“Company”) hereby appoint:

Name	Address	NRIC/Passport Number	Proportion of Shareholding (%)

and/or (delete as appropriate)

or failing whom, the Chairman of the Meeting, as my/our proxy, to attend and to vote for me/us on my/our behalf and, if necessary, to demand a poll, at the Extraordinary General Meeting of the Company to be held at Republic Polytechnic Lecture Theatre at W2 (LT-W2) Level 1, 9 Woodlands Avenue 9 Singapore 738964 on 4 November 2009 at 11:30 a.m. (Singapore time) (or soon thereafter following the conclusion or adjournment of the meeting of the shareholders of the Company convened at the direction of the High Court of the Republic of Singapore to approve the Scheme referred to in the notice of such meeting to be held at 11:00 a.m. (Singapore time) on the same day and at the same place), and at any adjournments thereof.

(Please indicate with an “X” in the spaces provided whether you wish your vote(s) to be cast for or against the Special Resolution as set out in the Notice of the Extraordinary General Meeting and summarised below. In the absence of any specific directions, the proxy/proxies will vote or abstain as he/they may think fit, as he/they will on any other matter arising at the Extraordinary General Meeting.)

No.	Special Resolutions	For	Against
(1)*	To approve the Adoption and Inclusion of new Article 4B in the Articles of Association.
(2)**	To approve the Adoption and Inclusion of new Article 4A.16(6A) in the Articles of Association.

Dated this day of 2009.	Total Number of Shares Held

Ordinary shares:

Convertible
redeemable
preference shares:

Signature(s) of Shareholder(s)/Common Seal

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*	Only holders of ordinary shares in the Company are entitled to vote on Special Resolution (1) and any direction by holders of convertible redeemable preference shares in the Company for vote(s) to be cast for or against Special Resolution (1) shall be ignored and ineffective for all intents and purposes.

**	Both holders of ordinary shares in the Company and holders of convertible redeemable preference shares in the Company are entitled to vote on Special Resolution (2).

IMPORTANT

Please read Notes below.

NOTES:

1.	Please insert the total number of shares held by you. If you have shares entered against your name in the Depository Register (as defined in Section 130A of the Companies Act, Chapter 50), you should insert that number of shares. If you have shares registered in your name in the Register of Shareholders (Members) or Register of Preference Shareholders, you should insert that number of shares. If you have shares entered against your name in the Depository Register and shares registered in your name in the Register of Shareholders (Members) or Register of Preference Shareholders, you should insert the aggregate number of shares entered against your name in the Depository Register and registered in your name in the Register of Shareholders (Members) or Register of Preference Shareholders. If no number is inserted, the instrument appointing a proxy or proxies shall be deemed to relate to all the shares held by you.

2.	A shareholder of the Company entitled to attend and vote at a meeting of the Company is entitled to appoint one or two proxies to attend and vote instead of him. A proxy need not be a member of the Company.

3.	Where a shareholder appoints two proxies, the appointments shall be invalid unless he specifies the proportion of his shareholding (expressed as a percentage of the whole) to be represented by each proxy.

4.	The instrument appointing a proxy or proxies must be deposited at 60 Woodlands Industrial Park D Street 2 Singapore 738406 not less than 48 hours before the time appointed for the Extraordinary General Meeting, or any adjournments thereof.

5.	The instrument appointing a proxy or proxies must be under the hand of the appointor or of his attorney duly authorised in writing. Where the instrument appointing a proxy or proxies is executed by a corporation, it must be executed either under its seal or under the hand of an officer or attorney duly authorised.

6.	A corporation which is a shareholder may authorise by resolution of its directors or other governing body such person as it thinks fit to act as its representative at the Extraordinary General Meeting, in accordance with Section 179 of the Companies Act, Chapter 50.

GENERAL:

The Company shall be entitled to reject the instrument appointing a proxy or proxies if it is incomplete, improperly completed or illegible or where the true intentions of the appointor are not ascertainable from the instructions of the appointor specified in the instrument appointing a proxy or proxies. In addition, in the case of shares entered in the Depository Register, the Company may reject any instrument appointing a proxy or proxies lodged if the shareholder, being the appointor, is not shown to have shares entered against his name in the Depository Register as at 48 hours before the time appointed for holding the Extraordinary General Meeting, or any adjournments thereof, as certified by The Central Depository (Pte) Limited to the Company.

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Chartered Semiconductor Manufacturing Ltd. 60 Woodlands Industrial Park D Tel: +(65) 6362.2838 Street 2 Fax: +(65) 6362.2938 Singapore 738406 Registration No. 198703584K www.charteredsemi.com
NOTICE OF CLASS MEETING FOR
HOLDERS OF CONVERTIBLE REDEEMABLE PREFERENCE SHARES
To Be Held On 4 November 2009
To Holders of our Convertible Redeemable Preference Shares,
You are cordially invited to attend and NOTICE IS HEREBY GIVEN of a Class Meeting (“Class Meeting”) for the holders (“Preference Shareholders”) of convertible redeemable preference shares of Chartered Semiconductor Manufacturing Ltd. (the “Company”) to be held in Singapore on Wednesday, 4 November 2009 at Republic Polytechnic Lecture Theatre at W2 (LT-W2) Level 1, 9 Woodlands Avenue 9 Singapore 738964 at 11:45 a.m. (Singapore time) (or soon thereafter following the conclusion or adjournment of the Extraordinary General Meeting of the Company to be held at 11:30 a.m. (Singapore time) on the same day and at the same place) (or soon thereafter following the conclusion or adjournment of the meeting of the shareholders of the Company convened at the direction of the High Court of the Republic of Singapore to be held at 11:00 a.m. (Singapore time) on the same day and at the same place) for the following purpose:
To consider and, if thought fit, to pass with or without modifications the following resolution, which will be proposed as a special resolution:
Special Resolution: Adoption and Inclusion of new Article 4A.16(6A) in the Articles of Association
“That, with effect on and from the latest of:
(1)	the date of passing of this resolution, or in the event this resolution is not passed at this Class Meeting, the date on which the CRPS Alteration (as defined below) is approved by consent in writing from holders of convertible redeemable preference shares of the Company (“Preference Shares”) holding at least three-fourths of the Preference Shares outstanding, pursuant to Article 4A.21(3);

(2)	the date on which the CRPS Alteration is approved at an Extraordinary General Meeting of the Company; and
(3)	(a)	where the Acquisition is to be effected by way of a Scheme, the date the Scheme becomes effective and binding in accordance with its terms; or

	(b)	where the Acquisition is to be effected by way of an Offer, the date and time of the completion of the Compulsory Acquisition,
(as each such capitalised term is defined in the new Article 4A.16(6A) referred to below) the Articles of Association of the Company be amended by the adoption and inclusion of the following new Article 4A.16(6A) (the “CRPS Alteration”):

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(6A)	Company’s Right to Treat Conversion as Redemption. Subject to and upon:

(1)	where the Acquisition is to be effected by way of a Scheme, the Scheme becoming effective and binding in accordance with its terms; or

(2)	where the Acquisition is to be effected by way of an Offer, the completion of the Compulsory Acquisition, as the case may be, upon delivery of a Conversion Notice in respect of any Preference Share to the Conversion Agent and a copy thereof to the Company in accordance with this Article 4A.16, the Company shall have the right but not the obligation in its sole discretion, and without the consent of the holder of any such Preference Share, to satisfy its obligation to issue Ordinary Shares upon the exercise of such Preference Shareholder’s conversion right by redeeming all and not part only of such Preference Share for the Redemption Amount.
If the Company elects to exercise its rights under this Article 4A.16(6A), the Company shall notify the Preference Shareholder of its exercise of such right within 10 Business Days of the date of receipt of such Conversion Notice, specifying the date of redemption which, notwithstanding Article 4A.16(10), shall be a date falling not less than five Business Days and not more than 20 Business Days after the date of delivery of such notification to the Preference Shareholder, and the provisions of Article 4A.9 shall apply to any such redemption.
In this Article 4A.16(6A), the following expressions shall, unless the context otherwise requires, have the following meanings:
“Acquisition” means the proposed acquisition of the Company by BidCo pursuant to the Implementation Agreement;
“BidCo” means ATIC International Investment Company LLC (commercial registration number 1170717), a company incorporated in Abu Dhabi and having its offices at Mamoura Building A Muroor Road Abu Dhabi United Arab Emirates;
“Compulsory Acquisition” means the compulsory acquisition of the Ordinary Shares by BidCo pursuant to Section 215(1) of the Act in the event that the Offer becomes or is declared unconditional in all respects and BidCo has received acceptances in respect of not less than 90 per cent. of the number of Ordinary Shares which are the subject of the Offer (other than Ordinary Shares already held at the date of the Offer by BidCo, its related corporations or their respective nominees);
“Implementation Agreement” means the agreement dated 7 September 2009 between BidCo and the Company relating to the Acquisition, as may from time to time be amended, revised or supplemented;
“Offer” means a voluntary conditional cash offer for the Ordinary Shares under the Singapore Code on Take-overs and Mergers, by or on behalf of BidCo, to acquire Ordinary Shares not already owned, controlled or agreed to be owned or controlled by BidCo, on the terms and subject to the conditions to be set out in the Offer Document;
“Offer Document” means the offer document issued or to be issued by or on behalf of BidCo in connection with the Offer and any other document which may be issued by or on behalf of BidCo to amend, revise, supplement or update any and all such documents from time to time;

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“Scheme” means a scheme of arrangement under Section 210 of the Act on the terms and subject to the conditions set out in the Scheme Document; and
“Scheme Document” means the document dated 9 October 2009 issued by the Company in connection with the Scheme and any other document which may be issued by or on behalf of the Company to amend, revise, supplement or update any and all such documents from time to time.”
The foregoing item of business is more fully described in the Proxy Statement.
The Board of Directors has fixed 5:00 p.m. (Singapore time) on 5 October 2009 as the date for determining those Preference Shareholders who will be entitled to receive copies of this Notice and the accompanying Proxy Statement.
NOTES:
(1)	A Preference Shareholder is a person registered in the Company’s Register of Preference Shareholders.

(2)	Preference Shareholders are entitled to attend, speak and vote at any class meeting of Preference Shareholders.

(3)	A Preference Shareholder who is entitled to attend and vote at the Class Meeting is entitled to appoint one or two proxies to attend and vote on his behalf. A proxy need not be a member of the Company. The instrument appointing a proxy or proxies, a form of which is enclosed, must be deposited at the registered office of the Company at 60 Woodlands Industrial Park D Street 2 Singapore 738406 not less than 48 hours before the time set for the Class Meeting or any adjournment or postponement thereof. The instrument appointing a proxy or proxies may be revoked at any time not less than 48 hours before the time set for the Class Meeting by the Preference Shareholder submitting a subsequently dated instrument appointing a proxy or proxies or at the Class Meeting prior to the vote of the resolution by the Preference Shareholder attending the Class Meeting and voting in person.

(4)	The Company is subject to the continuing Nasdaq Global Select Market listing rules and applicable U.S. federal securities laws and is not subject to the continuing listing rules of the Singapore Exchange Securities Trading Limited.
BY ORDER OF THE BOARD
LOOI LEE HWA (MS)
COMPANY SECRETARY
Singapore
9 October 2009

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Chartered Semiconductor Manufacturing Ltd. 60 Woodlands Industrial Park D Tel: +(65) 6362.2838 Street 2 Fax: +(65) 6362.2938 Singapore 738406 Registration No. 198703584K www.charteredsemi.com
PROXY STATEMENT
CLASS MEETING FOR
HOLDERS OF CONVERTIBLE REDEEMABLE PREFERENCE SHARES
To Be Held On 4 November 2009
This Proxy Statement is furnished in connection with the solicitation by the Board of Directors (“Board”) of Chartered Semiconductor Manufacturing Ltd. (the “Company”), a company incorporated in Singapore under the Companies Act, Chapter 50 of Singapore, of proxies for voting at the Company’s Class Meeting (“Class Meeting”) for holders (“Preference Shareholders”) of the Company’s convertible redeemable preference shares (“Preference Shares”) to be held in Singapore on Wednesday, 4 November 2009 at Republic Polytechnic Lecture Theatre at W2 (LT-W2) Level 1, 9 Woodlands Avenue 9 Singapore 738964 at 11:45 a.m. (Singapore time) (or soon thereafter following the conclusion or adjournment of the Extraordinary General Meeting of the Company to be held at 11:30 a.m. (Singapore time) on the same day and at the same place) (or soon thereafter following the conclusion or adjournment of the meeting of the shareholders of the Company convened at the direction of the High Court of the Republic of Singapore to be held at 11:00 a.m. (Singapore time) on the same day and at the same place), or any adjournments or postponements thereof, for the purposes set out in the accompanying Notice of Class Meeting. Preference Shareholders should read this Proxy Statement carefully prior to returning their instruments appointing a proxy or proxies.
This Proxy Statement, the accompanying instrument appointing a proxy or proxies and the Notice of Class Meeting were mailed to Preference Shareholders on or about 9 October 2009.
In this Proxy Statement and Notice of Class Meeting, references to “S$” shall mean Singapore dollars, the legal currency of the Republic of Singapore and references to “US$” shall mean United States dollars (“U.S. dollars”), the legal currency of the United States of America. This Proxy Statement contains translations of certain Singapore dollar amounts into U.S. dollars based on the exchange rate of S$1.4138 = US$1.00 as at 1 October 2009. These translations should not be construed as a representation that those Singapore dollar or U.S. dollar amounts could have been, or could be, converted to U.S. dollars or Singapore dollars, as the case may be, at any particular rate, the rate stated above, or at all.
Preference Shareholders Entitled to Notice of Class Meeting and Vote
The Board has fixed 5:00 p.m. (Singapore time) on 5 October 2009 as the date for determining those Preference Shareholders who will be entitled to receive copies of the Notice of Class Meeting and this Proxy Statement.
A Preference Shareholder is a person registered in the Company’s Register of Preference Shareholders.
Preference Shareholders are entitled to attend, speak and vote at any class meeting of Preference Shareholders.
As at 1 October 2009, the Company had 28,350 Preference Shares issued and outstanding.

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Proxies
To be effective, the instrument appointing a proxy or proxies, a form of which is enclosed, must be deposited at the registered office of the Company at 60 Woodlands Industrial Park D Street 2 Singapore 738406 not less than 48 hours before the time set for the Class Meeting, or any adjournment or postponement thereof. A proxy need not be a member of the Company, and Preference Shareholders may appoint any member of the Board, the Company Secretary or any other person as their proxy.
A proxy or proxies given pursuant to this solicitation may be revoked by the Preference Shareholder at any time not less than 48 hours before the time set for the Class Meeting by the Preference Shareholder submitting a subsequently dated instrument appointing a proxy or proxies or at the Class Meeting prior to the vote of the resolution by the Preference Shareholder attending the Class Meeting and voting in person.
Quorum
The required quorum for transaction of business at the Class Meeting shall be Preference Shareholders holding or representing at least one-third of all the outstanding Preference Shares, present in person or by proxy or attorney (or in the case of a corporation by a duly authorised representative).
Voting and Solicitation
Every Preference Shareholder present in person or by proxy or attorney (or in the case of a corporation by a duly authorised representative) shall (i) on a show of hands, have one vote, and (ii) on a poll, have one vote for each ordinary share in the capital of the Company (“Ordinary Shares”) into which each Preference Share held by such Preference Shareholder would have been converted if the date on which the Preference Share is converted into Ordinary Shares is the date 48 hours preceding the date of the Class Meeting. For illustrative purposes only, assuming all the 28,350 Preference Shares outstanding as at 1 October 2009 were converted at the then Conversion Price of US$4.12, they would have been converted into 68,810,679 Ordinary Shares.
The Special Resolution put to the vote of Preference Shareholders at the Class Meeting will be decided on a show of hands unless a poll is demanded by the Chairman of the Class Meeting or a Preference Shareholder present in person or by proxy or attorney (or in the case of a corporation by a duly authorised representative) and entitled to vote at the Class Meeting.
On a show of hands, the Special Resolution to be proposed at the Class Meeting will be duly passed by the affirmative vote of not less than three-fourths of Preference Shareholders present in person or by proxy or attorney (or in the case of a corporation by a duly authorised representative) and voting at the Class Meeting. On a poll, the Special Resolution to be proposed at the Class Meeting will be duly passed by the affirmative vote of not less than three-fourths of the votes cast by Preference Shareholders at the Class Meeting. Every Preference Shareholder present in person or by proxy or attorney (or in the case of a corporation by a duly authorised representative) shall, on a poll, have one vote for each Ordinary Share into which each Preference Share held by such Preference Shareholder would have been converted if the date on which such Preference Share was converted into Ordinary Shares was the date 48 hours preceding the date of the Class Meeting.
Preference Shares represented by a duly executed instrument appointing a proxy or proxies that is deposited with the Company (at least 48 hours before the time set for the Class Meeting) will be voted at the Class Meeting in accordance with Preference Shareholders’ instructions contained in the instrument.

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In the absence of specific instructions in the instrument, the proxy or proxies of a Preference Shareholder may vote or abstain as he or they may think fit.
The entire cost of soliciting proxies will be borne by the Company.

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SUMMARY OF PROPOSAL
Preference Shareholders will be requested to vote on the following proposal at the Class Meeting:
Adoption and Inclusion of new Article 4A.16(6A) in the Articles of Association (the “CRPS Alteration”).
SPECIAL RESOLUTION
The CRPS Alteration
Introduction. As jointly announced by the respective boards of directors of the Company and ATIC International Investment Company LLC (“BidCo”) on 7 September 2009, the Company and BidCo had entered into an implementation agreement dated 7 September 2009 (the “Implementation Agreement”) to effect the proposed acquisition of the Company by BidCo by way of a scheme of arrangement (the “Scheme”) under Section 210 of the Companies Act, Chapter 50 of Singapore (the “Companies Act”).
Further to that, the Company despatched a scheme document (“Scheme Document”) to the shareholders on or about 9 October 2009. The Scheme Document contains details of the Scheme, including the consideration of S$2.68 in cash for each Ordinary Share (or approximately US$18.96 for each American Depositary Share (“ADS”), less the applicable ADS Depositary’s fees, taxes and expenses).
The Scheme will be extended, on the same terms and conditions to, among others, (a) all Ordinary Shares, including Ordinary Shares represented by ADSs, and (b) all new Ordinary Shares unconditionally issued or to be issued on or before a books closure date to be announced by the Company pursuant to a valid conversion of Preference Shares into new Ordinary Shares. Under certain circumstances, an offer may be made by or on behalf of BidCo, to acquire Ordinary Shares not already owned, controlled or agreed to be owned or controlled by BidCo, on the terms and subject to the conditions which will be set out in the offer document issued by or on behalf of BidCo (the “Offer”).
Effect of the Scheme or the Offer. Upon (a) the Scheme becoming effective and binding or (b) the Offer becoming or being declared unconditional in all respects and BidCo being entitled to compulsorily acquire all the Ordinary Shares not tendered in acceptance of the Offer pursuant to Section 215(1) of the Companies Act (“Compulsory Acquisition”), and BidCo exercising such right of Compulsory Acquisition, the Company will become a wholly-owned subsidiary of BidCo. In such case, subject to (i) the approval of the Singapore Exchange Securities Trading Limited (the “SGX-ST”), and (ii) the filing of a notification with the Securities and Exchange Commission of the United States of America and the delivery of prior written notification to Nasdaq Global Select Market (“Nasdaq”), the Company will be delisted from the Official List of the SGX-ST and its ADSs will be delisted from Nasdaq.
Rationale. The Board is proposing the CRPS Alteration in discharge of its obligations under the Implementation Agreement and to enable BidCo to become the sole shareholder of the Company if the conditions described above are fulfilled.
Preference Shareholders’ Approval. Under Article 4A.21(1) of the Articles of Association of the Company (“Articles”), any variation, abrogation or other limitation of the rights of Preference Shareholders as set out in the Articles of Association of the Company shall require a special resolution of Preference Shareholders in a separate class meeting, or, if such approval is not obtained at such separate class meeting, by way of a consent in writing, pursuant to Article 4A.21(3) of the Articles.

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Section 184(1) of the Companies Act provides, inter alia, that a resolution shall be a special resolution when it has been passed by a majority of not less than three-fourths of such members as, being entitled to do so, vote in person or, where proxies are allowed, by proxy present at the meeting proposing to pass the resolution as a special resolution. Accordingly, the approval of Preference Shareholders is sought to approve the CRPS Alteration by way of a special resolution at the Class Meeting.
The variation to the rights of Preference Shareholders contemplated by the CRPS Alteration will not become effective unless both the approval or consent in writing of the Preference Shareholders is obtained and the CRPS Alteration is approved at an Extraordinary General Meeting of the Company.
Effect of the CRPS Alteration. The effect of the CRPS Alteration is that, upon the Scheme becoming effective and binding or the completion of the Compulsory Acquisition, if any Preference Shareholder wishes to convert the Preference Shares held by it into Ordinary Shares, the Company may (but shall not be obliged to) settle its obligation to such Preference Shareholder by paying the Redemption Amount in lieu of issuing such Ordinary Shares.
Lenders’ Waivers. Under the facility agreements between the Company and (a) the Export-Import Bank of the United States; and (b) Société Générale (collectively, the “Lenders”), there are restrictions against the amendment or modification of the Articles of Association. As at the date hereof, the Company is in discussions with the Lenders to seek their waivers from these restrictions.
Board Recommendation. The Board believes that the CRPS Alteration is in the best interests of the Company and recommends a vote “FOR” the approval of the CRPS Alteration.
OTHER BUSINESS
The Board does not presently intend to bring any other business before the Class Meeting and, so far as is known to the Board, no matters will be brought before the Class Meeting except as is specified in this Proxy Statement.

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IMPORTANT

1.	This Proxy Form is only valid for use by the holders of convertible redeemable preference shares of Chartered Semiconductor Manufacturing Ltd.

2.	This Proxy Form is not valid for use by the following and shall be ineffective for all intents and purposes if used or purported to be used by them:

(a) Holders of Chartered Semiconductor Manufacturing Ltd. ordinary shares; and

(b) Investors who have used their CPF monies to buy Chartered Semiconductor Manufacturing Ltd. ordinary shares.

PROXY FORM — CLASS MEETING

I/We,	of

(Address)
being a member(s) of CHARTERED SEMICONDUCTOR MANUFACTURING LTD. (“Company”) hereby appoint:

Name	Address	NRIC/Passport Number	Proportion of Shareholding (%)

and/or (delete as appropriate)

or failing whom, the Chairman of the Meeting, as my/our proxy, to attend and to vote for me/us on my/our behalf and, if necessary, to demand a poll, at the Class Meeting of the Company to be held at Republic Polytechnic Lecture Theatre at W2 (LT-W2) Level 1, 9 Woodlands Avenue 9 Singapore 738964 on 4 November 2009 at 11:45 a.m. (Singapore time) (or soon thereafter following the conclusion or adjournment of the Extraordinary General Meeting of the Company to be held at 11:30 a.m. (Singapore time) on the same day and at the same place) (or soon thereafter following the conclusion or adjournment of the meeting of the shareholders of the Company convened at the direction of the High Court of the Republic of Singapore to be held at 11:00 a.m. (Singapore time) on the same day and at the same place), and at any adjournments thereof.

(Please indicate with an “X” in the spaces provided whether you wish your vote(s) to be cast for or against the Special Resolution as set out in the Notice of Class Meeting and summarised below. In the absence of any specific directions, the proxy/proxies will vote or abstain as he/they may think fit, as he/they will on any other matter arising at the Class Meeting.)

No.	Special Resolution	For	Against
(1)	To approve the Adoption and Inclusion of new Article 4A.16(6A) in the Articles of Association.

Dated this day of 2009.	Total Number of Convertible Redeemable Preference Shares Held

Signature(s) of Shareholder(s)/Common Seal

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IMPORTANT
Please read Notes below.
NOTES:
1.	Please insert the total number of Preference Shares held by you. If no number is inserted, the instrument appointing a proxy or proxies shall be deemed to relate to all the Preference Shares held by you.

2.	A shareholder of the Company entitled to attend and vote at a meeting of the Company is entitled to appoint one or two proxies to attend and vote instead of him. A proxy need not be a member of the Company.

3.	Where a shareholder appoints two proxies, the appointments shall be invalid unless he specifies the proportion of his shareholding (expressed as a percentage of the whole) to be represented by each proxy.

4.	The instrument appointing a proxy or proxies must be deposited at 60 Woodlands Industrial Park D Street 2 Singapore 738406 not less than 48 hours before the time appointed for the Class Meeting, or any adjournments thereof.

5.	The instrument appointing a proxy or proxies must be under the hand of the appointor or of his attorney duly authorised in writing. Where the instrument appointing a proxy or proxies is executed by a corporation, it must be executed either under its seal or under the hand of an officer or attorney duly authorised.

6.	A corporation which is a shareholder may authorise by resolution of its directors or other governing body such person as it thinks fit to act as its representative at the Class Meeting, in accordance with Section 179 of the Companies Act, Chapter 50.
GENERAL:
The Company shall be entitled to reject the instrument appointing a proxy or proxies if it is incomplete, improperly completed or illegible or where the true intentions of the appointor are not ascertainable from the instructions of the appointor specified in the instrument appointing a proxy or proxies.

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